

CTI INDUSTRIES CORPORATION
2012 Annual Report

FLEXIBLE FILM PRODUCTS FOR OUR WORLD

COMMERCIAL FILMS

FOIL BALLOONS

POUCHES AND FLEXIBLE CONTAINERS

LATEX BALLOONS

NASDAQ: CTIB

TABLE OF CONTENTS

CTI Industries has been a leader in film technology and products for over 35 years. Our innovative product lines—including latex and foil balloons, flexible storage pouches, and custom film and laminate packaging solutions—are available throughout the United States, Mexico and Europe.

LETTER TO *Shareholders*

Dear Fellow Shareholders:

We are pleased to provide this report on the status and progress of CTI Industries Corporation—your company—over the year 2012 and on our developments and prospects for 2013 and beyond.

CTI'S PRODUCT LINES AND MARKETS

Over the years, CTI Industries Corporation has established a growing presence and position in three principal product lines and markets:

- **Novelty Balloons,** including helium foil balloons, air-filled foil balloons, latex balloons and novelty latex items
- **Commercial Film Products,** including laminated and printed film products used principally for packaging
- **Vacuum Storage Pouches and Machines** for household use to store, protect and preserve the freshness of food and other household items

CTI industries strives to design, develop and deliver the best quality product at the right cost to our customer, while continuously improving our internal systems and processes.

Novelty Balloons and Commercial Film Products

Novelty balloons and commercial film products are well-established product lines for the company, ones we have successfully produced and marketed for a number of years. Both represent significant markets, both domestically and abroad:

- The consumer market for novelty balloons, which includes both foil and latex products, exceeds $600 million annually in the United States, Latin America and Europe combined.
- The market for commercial film products is even larger, reaching into the billions of dollars annually, and focuses on companies that produce or use these products generally for packaging other goods and products.

We have established a strong presence in both of these markets in the United States and, with respect to the novelty balloon products, in Latin America and Europe as well. Both product lines have enjoyed steady growth during the past five years.

Vacuum Storage Pouches and Machines

In 2006, we decided to expand our reach to a new market of consumers. We combined our many years of experience in developing and producing flexible films with our knowledge of consumer markets to develop and market a new product line: flexible storage pouches for use in the home. The overall market for film storage products in the home is massive—at well over $5 billion annually—and encompasses well-known zippered storage bags that are ubiquitous throughout the United States and in many other countries.

Our focus in this new market has been—and continues to be—vacuumable storage pouches from which air can be removed so that food and other household products can be protected and kept fresh for extended periods.

Several key points in the development and expansion of this product line include the following:

- In 2006, we began producing and marketing a line of open-top pouches for use with existing vacuum sealing devices.
- In 2008, we introduced a vacuum storage system that utilized a zippered pouch in which a valve was placed so that, when the zipper was closed, air could be evacuated from the bag, permitting items in the bag to be stored, protected and kept fresh for extended periods of time. We introduced our own line of these products under the name ZipVac.® We also entered into an agreement with S.C. Johnson & Son, Inc., to manufacture and sell to them food management products to be sold under the Ziploc® Brand.
- In 2011, we entered into a Trademark License Agreement with S.C. Johnson & Son, Inc., under which CTI is licensed to manufacture and sell a line of vacuum sealing machines, pouches and rolls of film under the Ziploc® Brand Vacuum Sealer System.
- In March 2012, we introduced our new branded product line under the agreement with S.C. Johnson and Son, Inc. By the end of 2012, the product line was being sold in more than 2,600 stores, including both major and smaller chain stores. We fully expect that this branded line will be offered for sale in more than 6,000 stores by mid-2013.We believe CTI is positioned to penetrate these large market opportunities and to grow significantly in both the novelty balloon and vacuum storage lines in 2013 and beyond.

THE SCOPE AND REACH OF CTI

CTI Industries Corporation is an increasingly substantial enterprise. We now have operations in four regions worldwide: the United States, Mexico, the United Kingdom, and the European Union. We utilize over 300,000 square feet of manufacturing, office, production and warehouse space in five facilities located in the U.S., Mexico, England and Germany.

Novelty Balloons

We manufacture our novelty balloon products—including both foil balloons and latex balloons—in the United States and Mexico. We market and sell those products throughout all of the U.S., Canada, Mexico, Latin America, the U.K. and Europe. We maintain sales and marketing organizations at each of our facilities. We have a creative development department that develops and designs the graphics and shapes of our novelty balloon products. We have over 900 balloon designs, including a wide variety of shapes, sizes and designs.

GROWING *new markets*

Our novelty products are sold at literally tens of thousands of retail outlets in all of these markets, including major chain stores as well as many smaller chains and individual retail stores. We are among the leading suppliers of novelty balloons and have enjoyed steadily increasing sales of both foil balloons and latex balloons over recent years.

Commercial Film and Vacuum Storage Products

We manufacture all of our film and pouches for our vacuum storage products at our plant near Chicago, Illinois, where we also produce our film products for commercial applications.

We market our vacuum sealing machine and pouches and rolls of film for use with those machines throughout the United States and Canada. Our vacuum sealing products are now represented in the two largest mass retail chains in the United States as well as several other chains, and we anticipate significant expansion into additional retail outlets during 2013.

RESEARCH AND DEVELOPMENT

We maintain an active and intensive program of research and development in which we develop and enhance our products in each of our product lines. We have a number of patents on our products—including our consumer pouch products, balloons and films—and are pursuing additional patent rights.

We maintain a creative and product development department of eight individuals and estimate that we expended over $500,000 on creative efforts, research and development during 2012.

2012 RESULTS

With only limited participation by our new branded line of vacuum sealing products, we enjoyed the highest level of sales in our 37-year history in 2012, generating consolidated revenues of $49.5 million.

Novelty Balloon Products

Revenues from the sale of our foil balloon and latex balloon products increased by 5.6%, from $31,645,000 in 2011 to $33,425,000 in 2012. We enjoyed a solid increase in sales both in the United States and in international markets, despite a shortage of helium, which did affect sales of helium-filled balloons in some areas. Internationally, our sales increased by 12%, from $12,514,000 in 2011 to $14,016,000 in 2012. Virtually all of this increase represented sales of foil and latex balloons. Over the past two years, we have invested in infrastructure for growth in our international operations, including in facilities, equipment and personnel. That investment is now being reflected in the expansion of our revenues in Mexico, Latin America, the United Kingdom and Europe.

We enjoyed the highest level of sales in our 37-year history in 2012.

Vacuum Storage and Pouch Products

Revenues in our vacuum storage and pouch product line—which includes zippered pouches, vacuum sealing pouches, film rolls for vacuum sealing, and vacuum sealing machines—increased by 14% over 2011 as we began to achieve penetration with our newly introduced branded vacuum sealing product line. The new line was introduced in March 2012 and had been installed in over 2,600 retail outlets by the end of the year. Revenues in this product line reached $9,475,000 in 2012 compared to revenues of $8,311,000 in 2011.

Commercial Film Products

Revenues from the sale of our film products to commercial customers decreased in 2012 to $4,913,000 as our sales to a principal customer declined. While our primary focus for growth is on our consumer product lines—novelty balloons and vacuum pouch products—we continue to be committed to the development of our commercial film products and customers.

Summary of 2012 Results

Our gross margins improved significantly in 2012 over 2011 levels. In 2012, our gross margin rate was 22% compared to a rate of 19.5% in 2011. This improvement resulted from several factors including (1) the reduction in our costs of raw materials, particularly latex and (2) a shift in the mix of products we sold to products—such as vacuum pouches—on which margins are higher.

On a domestic basis, our operating expenses increased by more than $800,000 in 2012 over 2011 levels. Virtually all of these increased expenses were related to the creation, development, marketing and selling of our vacuum sealing product line. Internationally, our operating expenses increased in 2012 by approximately $500,000 over 2011 levels. These increased expenses were an investment in infrastructure, personnel and facilities for the development of our businesses in Mexico, the United Kingdom and Europe.

To some degree, we will be able to moderate these increased costs in 2013, and we have acted to implement some operating cost reductions both domestically and internationally in 2013. However, we view most of the expenses we incurred in 2012 as a necessary part of the growth of our company going forward.

Bottom line, our net income declined from $484,000 in 2011 to $102,000 in 2012. This decline was the result of the significant investments we made during 2012 in our future growth, both in our new branded line of vacuum sealing machines, pouches and rolls of film and in our international expansion.

If our judgment is correct—and we fully believe it is—the investments we made in 2012 for our future will be returned to our shareholders manyfold as we build our company in 2013 and beyond.



John H. Schwan
Chairman of the Board
CTI Industries Corporation



Stephen M. Merrick
President
CTI Industries Corporation

FINANCIAL SNAPSHOT

Five-Year Financial Summary

	2012	2011	2010	2009	2008
Net Sales	49,543,000	47,171,000	47,748,000	41,295,000	44,981,000
Income from Operations	1,059,000	1,438,000	3,047,000	2,226,000	2,383,000
Net Income	102,000	484,000	1,828,000	1,003,000	1,154,000
Earnings Per Common Share					
Basic	0.03	0.15	0.61	0.36	0.42
Diluted	0.03	0.15	0.60	0.36	0.40
Working Capital	10,166,000	5,612,000	3,474,000	2,408,000	1,466,000
Total Assets	37,747,000	33,616,000	32,861,000	30,395,000	29,988,000
Stockholders' Equity	12,243,000	11,861,000	11,784,000	8,763,000	7,735,000

Revenue by Product


2012
49,543,000
Other
1,730,000
3.5%
Film Products
4,913,000
9.9%
Pouches
9,475,000
19.1%
Latex Balloons
11,129,000
22.5%
Foil Balloons
22,296,000
45.0%
2011
47,171,000
Other
956,000
2.0%
Film Products
6,259,000
13.3%
Pouches
8,311,000
17.6%
Latex Balloons
10,202,000
21.7%
Foil Balloons
21,443,000
45.4%

Stock Price Summary



4.16
5.25
4.46
5.50
4.49
5.09
4.36
5.05
3.80
5.72
3.31
5.50
4.33
5.98
4.75
6.90
October – December 2012
July – September 2012
April – June 2012
January – March 2012
October – December 2011
July – September 2011
April – June 2011
January – March 2011
Low
High

Sales by Region

	2012	2011
United States	35,527,000	34,657,000
United Kingdom	2,427,000	1,838,000
Europe (excluding UK)	817,000	376,000
Mexico	10,772,000	10,300,000
TOTAL	49,543,000	47,171,000

X B
LLOONS
POUCHES A
X BALLOONSNS
LLOONS • POUCHES
POUCHES AND FLEXIBLE
X BALLOONS • COMMERCIAL
LLOONS • POUCHES AND FLEXIBLE
POUCHES AND FLEXIBLE CONTAINERS • L
X BALLOONS • COMMERCIAL FILMS • FOIL BALL
LLOONS • POUCHES AND FLEXIBLE CONTAINERS • LATE
POUCHES AND FLEXIBLE CONTAINERS • LATEX BALLOONS • CO
X BALLOONS • COMMERCIAL FILMS • FOIL BALLOONS • POUCHES AND

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2012

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from ________to________

Commission File Number
000-23115

CTI INDUSTRIES CORPORATION

(Exact name of Registrant as specified in its charter)

Illinois (State or other jurisdiction of incorporation or organization)	36-2848943 (I.R.S. Employer Identification Number)
22160 N. Pepper Road Lake Barrington, Illinois (Address of principal executive offices)	60010 (Zip Code)

Registrant's telephone number, including area code: (847) 382-1000

Securities Registered pursuant to sections 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Common Stock, No Par	NASDAQ Capital Market

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☑

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act. Yes ☐ No ☑

Indicate by check mark whether the Registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark whether the Registrant has submitted electronically and posted on its corporate Website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☑ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☑

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐ Accelerated filer ☐ Non-accelerated filer ☐ Smaller Reporting Company ☑

Indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☑

Based upon the closing price of $4.95 per share of the Registrant's Common Stock as reported on NASDAQ Capital Market tier of The NASDAQ Stock Market on June 30, 2012, the aggregate market value of the voting common stock held by non-affiliates of the Registrant was then approximately $8,462,000. (The determination of stock ownership by non-affiliates was made solely for the purpose of responding to the requirements of the Form and the Registrant is not bound by this determination for any other purpose.)

The number of shares outstanding of the Registrant's Common Stock as of March 1, 2013 was 3,248,646 (excluding treasury shares).

DOCUMENTS INCORPORATED BY REFERENCE

Document	Part of Form 10-K into Which Document Is Incorporated
Sections of the registrant's Proxy Statement To be filed on or before April 30, 2013 for the Annual Meeting of Stockholders	Part III

CTI INDUSTRIES CORPORATION

INDEX TO FORM 10-K ANNUAL REPORT FOR THE YEAR ENDED DECEMBER 31, 2012

FORWARD-LOOKING STATEMENTS

This annual report includes both historical and "forward-looking statements" within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. We have based these forward-looking statements on our current expectations and projections about future results. Words such as "may," "should," "could," "would," "expect," "plan," "anticipate," "believe," "estimate," "predict," "potential," "continue," or similar words are intended to identify forward-looking statements, although not all forward-looking statements contain these words. Although we believe that our opinions and expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements, and our actual results may differ substantially from the views and expectations set forth in this annual report. We disclaim any intent or obligation to update any forward-looking statements after the date of this annual report to conform such statements to actual results or to changes in our opinions or expectations. These forward-looking statements are affected by factors, risks, uncertainties and assumptions that we make, including, without limitation, our participation in highly competitive markets, potential changes in the cost or availability of raw materials, our dependence on a limited number of suppliers, the possible inability to obtain an adequate supply of raw materials, our reliance on a limited number of key customers, the loss of one or more of our key customers, changing consumer demands, developments or changes in technology, risks of international operations and political environments, dependence on our intellectual property, compliance with federal, state or local regulations, restrictions included in the Company's credit facility, the availability of funds under the Company's credit facility, damage to or destruction of one or both of the Company's principal plants, our ability to service our indebtedness, our ability to invest in needed plant or equipment.

PART I

Item No. 1 – Description of Business

Business Overview

We are a leading developer, manufacturer and supplier of innovative flexible film products. We provide value-added design, engineering and production for flexible film products. We have developed, designed, and produce a number of innovative products utilizing flexible films including: novelty foil balloons, pouches for food and home storage and specialty films for packaging.

We produce, market and sell three principal lines of products:

- **Novelty Products**, principally balloons, including foil balloons, latex balloons and other inflatable toy items,

- **Flexible Containers** for home and consumer use for the storage and preservation of food and personal items, including devices for evacuating air from, and sealing, such containers, and

- **Flexible Films** for food and other packaging and commercial applications.

We leverage our technology to design and develop proprietary products which we market and sell and which we develop for our customers. We have been engaged in the business of developing flexible film products for over 35 years and have acquired significant technology and know-how in that time. Presently, we hold 8 patents, and have several patent applications pending, relating to flexible film products including specific films, zipper closures, valves and other features of these products.

We print, process and convert plastic film into finished products and we produce latex balloons and novelty items. Our principal manufacturing processes include:

- Coating and laminating plastic film. Generally, we adhere polyethylene film to another film such as nylon or polyester.

- Printing plastic film and latex balloons. We print films, both plastic and latex with a variety of graphics for use as packaging film or for balloons.

- Converting printed plastic film to balloons.

- Converting plastic film to flexible containers.

- Producing latex balloons and other latex novelty items.

In 1978, we began manufacturing metalized balloons (sometimes referred to as "foil" balloons), which are balloons made of a base material (usually nylon or polyester) having vacuum deposited aluminum and polyethylene coatings. These balloons remain buoyant when filled with helium for much longer periods than latex balloons and permit the printing of graphic designs on the surface. In 1985, we began marketing latex balloons and, in 1988, we began manufacturing latex balloons. In 1999, we acquired an extrusion coating and laminating machine and began production of coated and laminated films, which we have produced since that time.

During the period from 1976 to 1986 and from 1999 to the present, we have produced flexible containers for the storage of liquids, food products, household goods and other items. Also, from 1996 to the present, we have been engaged in the coating, laminating and printing of flexible films for our novelty and container products and for the production of laminated and printed films we supply to others.

We market and sell our foil and latex balloons and related novelty items throughout the United States and in a number of other countries in Latin America and Europe. We supply directly to retail stores and chains and through distributors, who in turn sell to retail stores and chains. Our balloon and novelty products are sold to consumers through a wide variety of retail outlets including general merchandise, discount and drugstore chains, grocery chains, card and gift shops, and party goods stores, as well as through florists and balloon decorators.

Most of our foil balloons contain printed characters, designs and social expression messages, such as "Happy Birthday," "Get Well" and similar items. For a number of our balloon designs, we obtain licenses for well-known characters and print those characters and messages on our balloons.

We market and sell flexible containers for consumer storage uses through retail chains and outlets throughout the United States, and we provide flexible containers to others for resale. Commencing in 2011, we began marketing and selling vacuum sealing machines for use with pouches and rolls of film for the vacuum storage of food and household products.

We provide laminated films and printed films to a number of customers who utilize the film to produce bags or pouches for the packaging of food, liquids and other items. We also produce finished products – pouches and bags – which are used for a variety of applications, including (i) as vacuumable pouches for household use in storage of food items, (ii) as vacuumable consumer storage devices for clothing and other household items, and (iii) custom applications.

In 2012, our revenues from our product lines, as a percent of total revenues were:

- Novelty Products 71% of revenues
- Film Products 10% of revenues
- Flexible Containers 19% of revenues

We are an Illinois corporation with our principal offices and plant at 22160 N. Pepper Road, Lake Barrington, Illinois.

Business Strategies

Our essential business strategies are as follows:

- *Focus on our Core Assets and Expertise.* We have been engaged in the development, production and sale of film products for over 35 years and have developed assets, technology and expertise which, we believe, enable us to develop, manufacture, market and sell innovative products of high quality within our areas of knowledge and expertise. We plan to focus our efforts on these core assets and areas of expertise – film novelty products, consumer storage pouches, specialty film products, laminated films and printed films, – to develop new products, to market and sell our products and to build our revenues.

- *Maintain a Focus on Margin Levels and Cost Controls in Order to Establish and Maintain Profitability.* We engage in constant review and effort to manage our production, and our selling, general and administrative, expenses in order to establish and enhance profitability.

- *Develop New Products, Product Improvements and Technologies*. We work to develop new products, to improve existing products and to develop new technologies within our core product areas in order to enhance our competitive position and our sales. We seek to leverage our technology to develop innovative and proprietary products. In the novelty line, our development work includes new designs, new character licenses and new product developments. Over the past several years we have developed new pouch closure systems and valves and new film methods for packaging applications. We have received eight patents for these developments and have several patent applications pending. We introduced a line of resealable pouches with a valve and pump system for household storage and vacuum sealing of food items. In 2011, we introduced a line of vacuum sealing equipment for the vacuum sealing of pouches for food and household items. We work with customers to develop custom film products which serve the unique needs or requirements of the customer.

- *Develop New Channels of Distribution and New Sales Relationships*. In order to increase sales, we endeavor to develop new channels of distribution and new sales relationships, both for existing and new products. On February 1, 2008, we entered into a Supply and License Agreement with S.C. Johnson & Son, Inc ("SC Johnson") to manufacture and supply to SC Johnson certain home food management products to be sold under the SC Johnson Ziploc® brand. In February 2011, SC Johnson renewed this agreement for an additional two-year term commencing on July 1, 2011. Over the past several years, we have developed new distributors and customers for our pouch and novelty products, in Europe, Mexico, Latin America, Australia and New Zealand, expanding the scope and level of our international sales and activities. During 2010, we established an office and warehouse in Germany to support the extension of our sales and fulfillment activities in Europe. During 2011, we entered into a Trademark License Agreement with SC Johnson under which SC Johnson licensed our company to use the Ziploc® brand Vacuum Sealer System for home use with vacuum sealing machines to seal and store food and household items, and we now commenced the market and sell these machines and pouches.

- *Enhance Our Productive Capacity*. We invest in new plant and equipment when appropriate to expand the range and volume of products we produce. During 2008 and 2009, we acquired, installed and commenced operation of equipment which enables us to produce in the range of 60 million pouches annually. During 2010 and 2011, we designed, assembled and installed latex balloon production equipment which has enhanced our production capacity for latex balloons by approximately 70%.

Products

Foil Balloons. We have designed, produced and sold foil balloons since 1979 and, we believe, are the second largest manufacturer of foil balloons in the United States. Currently, we produce about 900 foil balloon designs, in different shapes and sizes, including the following:

- Superloons® - 18" foil balloons in round or heart shape, generally made to be filled with helium and remain buoyant for long periods. This is the predominant foil balloon size.

- Ultraloons® - 31" jumbo foil balloons made to be filled with helium and remain buoyant.

- Miniloons®- 9" foil balloons made to be air-filled and sold on holder-sticks or for use in decorations.

- Card-B-Loons®- 4 ½" air-filled foil balloons, often sold on a stick, used in floral arrangements or with a container of candy.

- Shape-A-Loons® - "18 to 48" shaped foil balloons made to be filled with helium.

- Minishapes - 11" to 16" small shaped foil balloons designed to be air filled and sold on sticks as toys or inflated characters.

In addition to size and shape, a principal element of the Company's foil balloon products is the printed design or message contained on the balloon. These designs include figures and licensed characters many of which are well known. We maintain licenses for several well-known characters.

Latex Balloons. Through our majority-owned subsidiary in Guadalajara, Mexico, Flexo Universal, S.A. de C.V. ("Flexo Universal"), we manufacture latex balloons in 11 shapes and 46 colors. Many of these balloons are marketed under the name Partyloons® and balloons are also marketed on a private label basis. We also manufacture toy balloon products including punch balls, water bombs and "Animal Twisties."

Packaging Films and Custom Film Products. We produce and sell films that are utilized for the packaging of various products, principally food products. We laminate, extrusion coat and print films and sell them to customers who utilize the films for packaging applications. Our customers generally use these film products to convert them to bags or pouches for the packaging of food and other products. We develop and produce for customers unique products composed of flexible film.

Pouches and Bags. We produce a variety of completed film products, generally in the form of a bag or pouch or in rolls of film which can be made into storage pouches. These products include (i) valved, resealable pouches for storage of household items, (ii) vacuum sealable bags or rolls of film for food storage, and (iii) resealable, valved bags for storage and vacuum sealing of food items in the household. During 2008, we introduced a line of resealable, valved bags for storage and vacuum sealing of food items in the household. These storage bags function with a small hand or powered pump to evacuate air when the bag is sealed. This product line is marketed under the brand ZipVac®. We also produce a line of resealable, valved bags for SC Johnson which they market under their Ziploc® brand. For several years, we have produced and marketed open-top pouches and rolls of films for use with vacuum sealing machines to vacuum seal and store food and household items. We now produce and market such pouches under the

Ziploc® brand and also market vacuum sealing machines, produced for us, under the Ziploc® brand Vacuum Sealer System, which utilize these vacuum sealing pouches.

Markets

Foil Balloons

The foil balloon came into existence in the late 1970s. During the 1980s, the market for foil balloons grew rapidly. Initially, the product was sold principally to individual vendors, small retail outlets and at fairs, amusement parks, shopping centers and other outdoor facilities and functions. Foil balloons remain buoyant when filled with helium for extended periods of time and they permit the printing and display of graphics and messages. As a result, the product has significant appeal as a novelty and message item. Foil balloons became part of the "social expression" industry, carrying graphics designs, characters and messages like greeting cards. In the mid-1980s, we and other participants in the market began licensing character and cartoon images for printing on the balloons and directed marketing of the balloons to retail outlets including grocery, general merchandise, discount and drug store chains, card and gift shops, party goods stores as well as florists and balloon decorators. These outlets now represent the principal means for the sale of foil balloons throughout the United States and in a number of other countries, although individual "vendors" remain a significant means of distribution in a number of areas.

Foil balloons are now sold in virtually every region of the world. The United States, however, remains the largest market for these products.

Foil balloons are sold in the United States and foreign countries directly by producers to retail outlets and through distributors and wholesalers. Often the sale of foil balloons by the wholesalers/distributors is accompanied by related products including latex balloons, floral supplies, candy containers, mugs, plush toys, baskets and a variety of party goods.

Latex Balloons

For a number of years, latex balloons and related novelty/toy latex items have been marketed and sold throughout the United States and in many other countries. Latex balloons are sold as novelty/toy items, for decorative purposes, as part of floral designs and as party goods and favors. In addition to standard size and shape balloons, inflatable latex items include punch balls, water bombs, balloons to be twisted into shapes, and other specialty designs. Often, latex balloons included printed messages or designs.

Latex balloons are sold principally in retail outlets, including party goods stores, general merchandise stores, discount chains, gift stores and drugstore chains. Latex balloons are also purchased by balloon decorators and floral outlets for use in decorative or floral designs. Printed latex balloons are sold both in retail outlets and for balloon decoration purposes including floral designs.

Latex balloons are sold both through distributors and directly to retail outlets by the producers.

Printed and Specialty Films

The industry and market for printed and specialty films are fragmented and include many participants. There are hundreds of manufacturers of printed and specialty film products in the United States and in other markets. In many cases, companies who provide food and other products in film packages also produce or process the films used for their packages. The market for the Company's film products consists principally of companies who utilize the films for the packaging of their products, including food products and other items, usually by converting the film to a flexible container. In addition to the packaging of food products, flexible containers are used for medical purposes (such as colostomy bags, containers for saline solution and other items), "dunnage" (to cushion products being packaged), storage of personal and household items and other purposes.

Flexible Containers/Pouches

The market for flexible containers and pouches is large and diverse. Many companies engaged in the production of food items package their products in flexible containers or pouches, and, therefore, represent a market for these containers. Many of these companies purchase film – often printed film – and convert the film to pouches or packages at their own facilities while others purchase completed containers from suppliers.

Flexible containers and pouches are sold and utilized in the consumer market in numerous forms. They include simple open-top plastic bags, resealable bags and zippered bags. The market also includes containers and pouches of special design or purpose, including vacuumable bags for storage of food or household items or commercial uses.

Marketing, Sales and Distribution

Balloon Products

We market and sell our foil balloon, latex balloon and related novelty products throughout the United States and in a number of other countries. We maintain a marketing, sales and support staff of six individuals and a customer service department of eight individuals in the United States. Sales in the United Kingdom are conducted by CTI Balloons, the Company's subsidiary located in Rugby, England. In January 2010, we commenced the sale of balloon products through a facility near Frankfurt, Germany. Flexo Universal conducts sales and marketing activities for the sale of balloon products in Mexico, Latin America, and certain other markets. Sales in other foreign countries are made generally to distributors in those countries and are managed at the Company's principal offices.

We sell and distribute our balloon products (i) by our employed staff of sales and customer service personnel in the United States, Mexico, the UK and Germany, (ii) through a network of distributors and wholesalers in the United States, Mexico, the UK and Europe, (iii) through several groups of independent sales representatives, and (iv) to selected retail chains. The distributors and wholesalers are generally engaged principally in the sale of balloons and related products (including such items as plush toys, mugs, containers, floral supplies and other items) and sell balloons and related products to retail outlets including grocery, general merchandise and drug store chains, card and gift shops, party goods stores as well as florists and balloon decorators.

Our largest customer for balloons during 2012 was Dollar Tree Stores. Sales to this chain in 2012 represented $13,038,000 or approximately 26.3% of our consolidated net sales.

We engage in a variety of advertising and promotional activities to promote the sale of our balloon products. Each year, we produce a complete catalog of our balloon products, and also prepare various flyers and brochures for special or seasonal products, which we disseminate to thousands of customers, potential customers and others. We participate in several trade shows for the gift, novelty, balloon and other industries and advertise in several trade and other publications.

Printed and Specialty Films

We market and sell printed and laminated films directly and through independent sales representatives throughout the United States. We sell laminated and printed films to companies that utilize these films to produce packaging for a variety of products, including food products, in both solid and liquid form, such as cola syrup, coffee, juices and other items. We seek to identify and maintain customer relationships in which we provide added value in the form of technology or systems. Our largest customer for film products is Rapak, L.L.C. ("Rapak") to whom we provide a patented embossed film, as well as other film products. During 2012, our sales to Rapak totaled $4,433,000, representing 8.9% of our consolidated net sales.

Flexible Containers/Pouches

We market flexible containers and pouches to various companies for commercial packaging purposes and we market lines of consumer storage packages both to a principal customer and to retail chains and outlets.

On February 1, 2008, we entered into a License and Supply Agreement with SC Johnson. The agreement provides for the Company to manufacture and sell to SC Johnson (or its designee, Goodwill Commercial Services, Inc.) certain home food management products to be sold under the SC Johnson Ziploc® brand. The agreement is for a term which initially expired on June 30, 2011 but provides for two renewal terms of two years each at the option of SC Johnson. In February 2011, SC Johnson renewed the agreement for an additional two-year term commencing on July 1, 2011.

During 2005, we introduced a line of universal vacuumable bags for household storage of food products. These bags are designed to be used with existing vacuum and sealing devices. We market these bags through various retail channels and introduced this line of products to additional retail chains in 2011.

On December 14, 2011, the Company entered into a Trademark License Agreement with SC Johnson under which the Company is licensed to manufacture and sell a line of vacuum sealing machines and pouches under the Ziploc® brand Vacuum Sealer System. The agreement is for a three year term expiring on December 31, 2014. The licensed product line includes vacuum sealing machines manufactured for the Company and pouches and rolls manufactured by the Company for use in the home to vacuum seal food items to preserve freshness and help prevent freezer burn.

During 2007, we introduced a line of re-sealable pouches incorporating a valve permitting the evacuation of air from the sealed pouch by use of a hand pump supplied with the pouches. This line of products is marketed under the brand name ZipVac®. We market this line of products to various distributors and retail outlets.

Production and Operations

We conduct our operations at our facilities: (i) our headquarters, offices and plant in Lake Barrington, Illinois, consisting of a total of approximately 75,000 square feet of office, production and warehouse space, (ii) a warehouse in Cary, Illinois consisting of approximately 23,000 square feet, (iii) an office and warehouse in Lake Zurich, Illinois consisting of approximately 117,000 square feet (iv) a plant, office and warehouse in Guadalajara, Mexico, consisting of approximately 73,000 square feet of office, warehouse and production space, (v) an office and warehouse facility in Rugby, England, consisting of approximately 9,000 square feet of space, and (vi) an office and warehouse facility in Heusenstamm, Germany, consisting of approximately 3,000 square feet.

We conduct production operations at our plants in Lake Barrington, Illinois and Guadalajara, Mexico. At our plants, our production operations include (i) lamination and extrusion coating of films, (ii) slitting of film rolls, (iii) printing on film and on latex balloons, (iv) converting of film to completed products including balloons, flexible containers and pouches, and (v) production of latex balloon products. We perform all of the lamination, extrusion coating and slitting activities in our Lake Barrington, Illinois plant and produce all of our latex balloon products at our Guadalajara, Mexico plant. We print films in Lake Barrington, Illinois and we print latex balloons in Guadalajara, Mexico.

We warehouse raw materials at our plants in Lake Barrington, Illinois and Guadalajara, Mexico and we warehouse finished goods at our facilities in Lake Barrington, Illinois; Cary, Illinois; Lake Zurich, Illinois; Guadalajara, Mexico; Rugby, England and Heusenstamm, Germany. We maintain customer service and fulfillment operations at each of our warehouse locations. We conduct sales operations for the United States and for all other markets, except those handled by our Mexico, Germany and England facilities, at the Lake Barrington, Illinois facility. Sales for Mexico and Latin America are handled at our Guadalajara, Mexico facility; sales for the United Kingdom are handled at our Rugby, England facility; sales for Europe are conducted from our facility in Heusenstamm, Germany.

We maintain a graphic arts and development department at our Lake Barrington, Illinois facility which designs our balloon products and graphics. Our creative department operates a networked, computerized graphic arts system for the production of these designs and of printed materials including catalogues, advertisements and other promotional materials.

We conduct administrative and accounting functions at our headquarters in Lake Barrington, Illinois and at our facilities in Guadalajara, Mexico and Rugby, England.

Raw Materials

The principal raw materials we use in manufacturing our products are (i) petroleum or natural gas-based films, (ii) petroleum or natural gas-based resin, (iii) latex, and (iv) printing inks. The cost of raw materials represents a significant portion of the total cost of our products, with the result that fluctuations in the cost of raw materials has a material effect on our profitability. The cost of our raw materials represented approximately 45% of our net revenues in 2012 compared to 47% in 2011. During the past several years, we have experienced significant fluctuations in the cost of these raw materials. We do not have any long-term agreements for the supply of raw materials and may experience wide fluctuations in the cost of raw materials in the future. Further, although we have been able to obtain adequate supplies of raw materials in the past, there can be no assurance that we will be able to obtain adequate supplies of one or more of our raw materials in the future.

A principal raw material for our latex balloon is natural latex. During the latter part of 2010 and into 2011, the price of natural latex increased substantially from a low in the first quarter 2010 of approximately $2.99 per kilo to a high in the first half of 2011 to approximately $5.64 per kilo. We were unable to increase the selling price of our latex balloons sufficiently to reflect this increase in the cost of latex and, as a result, during much of 2011, our margins on the sale of latex balloons decreased. The price of natural latex has declined since its high in 2011 to an average rate during 2012 of approximately $3.94 resulting in improved gross margins on latex balloons during 2012. However, the price of natural latex remains volatile and changes in the cost of latex to us may have a material effect on our gross margins for latex balloon products in the future.

Many of the foil balloons we produce and sell are intended to be filled with helium in order to be buoyant. Over the past year, the price of helium has increased substantially and the availability of helium has declined. In some cases, certain of our customers have been unable to obtain a consistent supply of helium for their balloon products. We believe that the lack of availability, and the increase in the cost, of helium has affected our sales of foil balloon products and may adversely affect our sales of foil balloons in the future. We do monitor the market and sources of supply for helium, however, and we do believe it is likely that helium will become more generally available for use with balloon products within the next 12 to 18 months.

Information Technology Systems

Our corporate headquarters in Lake Barrington, Illinois and our warehouse / customer service facility in Lake Zurich, Illinois are serviced by PC-based local area networks. We interconnect the facilities via redundant voice and data services. Access to the network is available to all appropriate employees and is secured through nine Microsoft servers running Active Directory authentication. The network allows us to leverage printing resources, create shared file areas for cross-departmental functions and allows for a single source backup of critical business files. On the network we run Macola financial system software. Macola is a modular software system. We presently use the general ledger, order entry, inventory management, purchase order, manufacturing costing, controls and inventory controls, electronic data exchange and custom report writing modules of that system. Internal and external employee communications are handled by industry standard Microsoft Exchange email, allowing us to communicate with customers and vendors all over the world. We also provide secure, firewall protected, load balanced and redundant internet connections allowing employees to use e-mail, research issues, support customers and securely move data. Secure VPN connectivity is provided to our mobile and remote employees. A phone system located in Lake Barrington, and a phone system located in Lake Zurich, operate together to provide unified voice communications between both sites as well as for outside calls. These two phone systems are capable of operating independently should there be a failure at either site.

At each of our Mexico, England and Germany facilities, we operate server computers and local area networks, accessible to employees at those facilities. At each of those facilities, we operate separate integrated financial, order entry and inventory management systems.

Competition

The balloon and novelty industry is highly competitive, with numerous competitors. We believe there are presently five principal manufacturers of foil balloons whose products are sold in the United States including Anagram International, Inc., Pioneer Balloon Company, Convertidora International S.A. de C.V., and Betallic, LLC. Several companies market and sell foil balloons designed by them and manufactured by others for them.

We believe there are approximately five manufacturers of latex balloons whose products are sold in the United States and numerous others whose products are sold in other countries.

We also compete with other manufacturers of foil and latex balloons in Europe, Latin America and Asia.

The market for films, packaging, flexible containers and custom products is fragmented, and competition in this area is difficult to gauge. However, there are numerous participants in this market and the Company can expect to experience intense quality and price competition. The market for consumer storage bags and pouches exceeds $4 billion in sales and includes a number of major company participants. Vacuumable pouches represent a small component of this large market.

Many of the companies in these markets offer products and services that are the same or similar to those offered by us and our ability to compete depends on many factors within and outside our control. There are a number of well-established competitors in each of our product lines, several of which possess substantially greater financial, marketing and technical resources and have established extensive, direct and indirect channels of distribution for their products and services. As a result, such competitors may be able to respond more quickly to new developments and changes in customer requirements, or devote greater resources to the development, promotion and sale of their products and services than we can. Competitive pressures include, among other things, price competition, new designs and product development and copyright licensing.

Patents, Trademarks and Copyrights

We have developed or acquired a number of intellectual property rights which we believe are significant to our business.

Copyright Licenses. We maintain licenses on certain popular characters and designs for our balloon products. We presently maintain a number of licenses and produce balloon designs utilizing the characters or designs covered by the licenses. Licenses are generally maintained for a one or two-year term.

Trademarks. We own 8 registered trademarks in the United States relating to our balloon products. Many of these trademarks are registered in foreign countries, principally in the European Union.

Patent Rights. We own, or have license rights under, or have applied for, patents related to our balloon products, certain film products and certain flexible container products. These include (i) ownership of two patents, relating to self-sealing valves for foil balloons and methods of making balloons with such valves, (ii) several foil balloon design patents, (iii) patents and applications related to the design and structure of, and method of, inserting and affixing, zipper-closure systems in a bag, (iv) patents related to one-way valves for pouches, (v) a patent related to methods of embossing film and utilizing such film to produce pouches with fitments, and (vi) patent applications related to vacuumable storage bags with fitments.

Research and Development

We maintain a product development and research department of eight individuals for the development or identification of new products, product components and sources of supply. Research and development includes (i) creative product development and design, (ii) creative marketing, and (iii) engineering development. During each of the fiscal years ended December 31, 2012 and 2011, we estimate that the total amount spent on research and development activities was approximately $516,000 and $728,000, respectively.

Employees

As of December 31, 2012, the Company had 104 full-time employees in the United States, of whom 20 are executive or supervisory, 4 are in sales, 61 are in manufacturing or warehouse functions and 19 are clerical. As of that same date, we had 28 full-time employees in England, of whom 3 are executive or supervisory, 5 are in sales, 18 are in warehousing and 2 are clerical. At Flexo Universal, our Mexico subsidiary, as of December 31, 2012, we had 263 full-time employees, of whom 5 are executive or supervisory, 3 are in sales, 246 are in manufacturing and 9 are clerical. As of December 31, 2012, the Company had 5 full-time employees in Germany, of whom one is executive or supervisory, 2 are in warehousing, one is clerical, and one in sales. The Company is not a party to any collective bargaining agreement in the United States has not experienced any work stoppages and believes that its relationship with its employees is satisfactory.

Regulatory Matters

Our manufacturing operations in the United States are subject to the U.S. Occupational Safety and Health Act ("OSHA"). We believe we are in material compliance with OSHA. The Company generates liquid, gaseous and solid waste materials in its operations in Lake Barrington, Illinois and the generation, emission or disposal of such waste materials are, or may be, subject to various federal, state and local laws and regulations regarding the generation, emission or disposal of waste materials. We believe we are in material compliance with applicable environmental rules and regulations. Several states have enacted laws limiting or restricting the release of helium filled foil balloons. We do not believe such legislation will have any material effect on our operations.

International Operations

We sell balloon products in a number of countries outside of the United States. Our facility and personnel in Rugby, England handle the sales of these products in the United Kingdom. Our facility and personnel in Guadalajara, Mexico handle the sales of these products in Mexico and Latin America. Our facility and personnel in Heusenstamm, Germany handle the sales of these products in the European Union other than in the United Kingdom. In other countries, we sell balloon products through distributors located in those countries. We conduct production, packaging, warehousing and sales operations in Mexico. We conduct warehousing and sales operations in the United Kingdom and Germany. We rely, and are dependent, on our operations in Mexico for the supply of latex balloons in the United States, Mexico, Europe and other markets. Interruption of that supply would have a materially adverse effect on the business of the Company.

Our domestic and international sales to outside customers and assets by area over the period 2011-2012 have been as follows:

	United States	United Kingdom (UK)	Europe (Excluding UK)	Mexico	Consolidated
Year ended 12/31/12					
Sales to outside customers	$ 35,527,000	$ 2,427,000	$ 817,000	$ 10,772,000	$ 49,543,000
Total Assets	$ 27,708,000	$ 1,133,000	$ 1,057,000	$ 7,849,000	$ 37,747,000

	United States	United Kingdom (UK)	Europe (Excluding UK)	Mexico	Consolidated
Year ended 12/31/11					
Sales to outside customers	$ 34,657,000	$ 1,838,000	$ 376,000	$ 10,300,000	$ 47,171,000
Total Assets	$ 25,302,000	$ 734,000	$ 464,000	$ 7,116,000	$ 33,616,000

Item No. 1B – Unresolved Staff Comments

As of the filing of this Annual report on Form 10-K, we had no unresolved comments from the staff of the Securities and Exchange Commission that were received not less than 180 days before the end of our 2012 fiscal year.

Item No. 2 – Properties

We own our principal plant and offices located in Lake Barrington, Illinois, approximately 45 miles northwest of Chicago, Illinois. The facility includes approximately 75,000 square feet of office, manufacturing and warehouse space. This facility is subject to a mortgage loan with an initial principal of $2,300,000 as of April 29, 2010, having a term of approximately 7 years, with payments amortized over 25 years. Balance due on July 18, 2017 of $1,664,000.

In October 2011, we entered into a lease agreement, expiring on December 31, 2012, to rent approximately 30,000 square feet of warehouse space in Elgin, Illinois at a cost of $20,000 per month. We have since vacated the premises.

In May 2012, we entered into a lease agreement, expiring on March 31, 2013 to rent approximately 23,000 square feet of warehouse space in Cary, Illinois at a cost of 10,000 per month.

In September 2012, we entered into a lease agreement, expiring on February 28, 2017 to rent approximately 117,000 square feet of warehouse and office space in Lake Zurich, Illinois at a cost per month as follows:

Lease period	Amount per month
March 1, 2013 – October 31, 2013	$ 25,000
November 1, 2013 – October 31, 2014	28,000
November 1, 2014 – October 31, 2015	30,000
November 1, 2015 – October 31, 2016	33,000
November 1, 2016 – February 28, 2017	36,000

In December 2011, CTI Balloons, Ltd. entered into a 3-year lease agreement for approximately 9,000 square feet of office and warehouse space in Rugby, England at a cost of $5,000 per month. This facility is utilized to warehouse balloon products and to manage and service the Company's operations in England.

In August 2011, Flexo Universal entered into a 5-year lease agreement, expiring July 31, 2016, for the lease of approximately 73,000 square feet of manufacturing, warehouse and office space in Guadalajara, Mexico at a cost of $30,000 per month.

In September 2010, CTI Europe GmbH entered into a 3-year lease agreement for a facility located in Heusenstamm, Germany located approximately 15 miles from Frankfurt International Airport. The facility includes approximately 3,000 square feet of office and warehouse space at a cost of $2,000 per month.

We believe that our properties have been adequately maintained, are in generally good condition and are suitable for our business as presently conducted. We believe our existing facilities provide sufficient production capacity for our present needs and for our presently anticipated needs in the foreseeable future. We also believe that, with respect to leased properties, upon the expiration of our current leases, we will be able to either secure renewal terms or to enter into leases for alternative locations at market terms.

Item No. 3 – Legal Proceedings

The Company may be party to certain lawsuits or claims arising in the normal course of business. The ultimate outcome of these matters is unknown but, in the opinion of management, we do not believe any of these proceedings will have, individually or in the aggregate, a material adverse effect upon our financial condition, cash flows or future results of operation.

PART II

Item No. 5 – Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Market Information

The Company's Common Stock was admitted to trading on the NASDAQ SmallCap Market (now the NASDAQ Capital Market) under the symbol CTIB on November 5, 1997.

The high and low sales prices for the last eight fiscal quarters according to the NASDAQ Stock Market's Stock Price History Report, were:

	High	Low
January 1, 2011 to March 31, 2011	6.90	4.75
April 1, 2011 to June 30, 2011	5.98	4.33
July 1, 2011 to September 30, 2011	5.50	3.31
October 1, 2011 to December 31, 2011	5.72	3.80
January 1, 2012 to March 31, 2012	5.05	4.36
April 1, 2012 to June 30, 2012	5.09	4.49
July 1, 2012 to September 30, 2012	5.50	4.46
October 1, 2012 to December 31, 2012	5.25	4.16

As of December 31, 2012 there were approximately 38 holders of record of the Company's Common Stock. The Company's total number of beneficial owners of common stock of the Company is approximately 570.

During 2011, the Company declared and paid dividends of five cents ($0.05) per share on the Company's outstanding common stock to shareholders of record on July 18, 2011. The total amount of the dividends paid on July 28, 2011 was $158,000. Under the terms of the

Company's current loan agreements, the amount of dividends is limited by the terms of the financial covenants.

Item No. 7 – Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview

The Company produces film products for novelty, packaging and container and custom product applications. These products include foil balloons, latex balloons and related latex toy products, films for packaging applications, flexible containers for packaging and storage applications and custom film products. We produce all of our film products for packaging and container applications at our facilities in Lake Barrington, Illinois. We produce all of our latex balloons and latex products at our facility in Guadalajara, Mexico. Substantially all of our film products for packaging applications and flexible containers for packaging and storage are sold to customers in the United States. We market and sell our novelty items – principally foil balloons and latex balloons – in the United States, Mexico, the United Kingdom and a number of additional countries.

Our revenues from each of our product categories in each of the past two years have been as follows:

	(000 Omitted)			
	$	% of	$	% of
Product Category	**2012**	**Net Sales**	**2011**	**Net Sales**
Metalized Balloons	22,296	45.0%	21,443	45.4%
Latex Balloons	11,129	22.5%	10,202	21.7%
Pouches	9,475	19.1%	8,311	17.6%
Film Products	4,913	9.9%	6,259	13.3%
Other	1,730	3.5%	956	2.0%
Total	**49,543**	**100.0%**	**47,171**	**100.0%**

Our primary expenses include the cost of products sold and selling, general and administrative expenses.

Cost of products sold primarily consists of expenses related to raw materials, labor, quality control and overhead expenses such as supervisory labor, depreciation, utilities expense and facilities expense directly associated with production of our products, as well as shipping costs relating to the shipment of products to customers. Cost of products sold is impacted by the cost of the raw materials used in our products, the cost of shipping, along with our efficiency in managing the production of our products.

Selling, general and administrative expenses include the compensation and benefits paid to our employees, all other selling expenses, marketing, promotional expenses, travel and other corporate administrative expenses. These other corporate administrative expenses include professional fees, depreciation of equipment and facilities utilized in administration, occupancy costs, communication costs and other similar operating expenses. Selling, general and administrative expenses can be affected by a number of factors, including staffing levels and the cost of providing competitive salaries and benefits, the cost of regulatory compliance and other administrative costs.

Purchases by a limited number of customers represent a significant portion of our total revenues. In 2012, sales to our top 10 customers represented 64.7% of net revenues. During 2012, there was one customer to whom our sales represented more than 10% of net revenues. Our principal customer sales for 2012 and 2011 were:

Customer	Product	2012 Sales	% of 2012 Revenues	2011 Sales	% of 2011 Revenues
Dollar Tree Stores	Balloons	$13,038,000	26.3%	$13,584,000	28.8%
Rapak, L.L.C	Films	$ 4,433,000	8.9%	$ 5,773,000	12.2%

The loss of one or more of these principal customers, or a significant reduction in purchases by one or more of them, could have a material adverse effect on our business.

Except as previously described (see page 9), we generally do not have agreements with our customers under which customers are obligated to purchase any specific or minimum amount of product from us.

Results of Operations

The following table sets forth selected results of our operations expressed as a percentage of net sales for the years ended December 31, 2012 and 2011. Our results of operations for the periods described below are not necessarily indicative of results of operations for future periods.

	Year ended December 31,	
	2012	**2011**
Net sales	100.0%	100.0%
Costs and expenses:		
Cost of products sold	78.0	80.5
Operating Expenses	19.9	16.5
Income from operations	2.1	3.0
Interest expense	(2.0)	(1.7)
Other income	0.1	0.0
Income before income taxes	0.2	1.5
Provision for income taxes	0.1	0.7
Net profit	0.2%	1.0%

Year Ended December 31, 2012 Compared to Year Ended December 31, 2011

Net Sales

For the fiscal year ended December 31, 2012, consolidated net sales from the sale of all products were $49,543,000 compared to consolidated net sales of $47,171,000 for the year ended December 31, 2011, an increase of 5.0%.

Sales of foil balloons were $21,443,000 in 2011 and $22,296,000 in 2012, an increase of 4.0%. Of our total foil balloon sales in 2012, $12,481,000 were to Dollar Tree. The remaining sales were made to over 500 customers including distributors and retail stores or chains in the United States, Mexico, the United Kingdom, Europe and Latin America. Sales to these other customers increased from $8,278,000 in 2011 to $9,815,000 in 2012.

Sales of latex balloons were $10,202,000 in 2011 and $11,129,000 in 2012, an increase of 9.1%. The increase is attributable to an increase in latex sales to a variety of customers in the United States, Mexico and Latin America.

Sales of pouch products were $8,311,000 in 2011 and $9,475,000 in 2012, an increase of 14.0%. Virtually all of our pouch sales in 2011 and 2012 have been of vacuumable pouches in two categories: (i) zippered pouches and (ii) open-top pouches or rolls. For the 2012 and 2011, sales of pouch products in these categories have been as follows:

	(000 Omitted)	
Pouches	**2012**	**2011**
Zippered	3,899	4,705
Open-Top or Rolls	5,576	3,606
Total	9,475	8,311

As the chart indicates above, our sales of open-top pouches and rolls increased from $3,606,000 in 2011 to $5,576,000 in 2012. These sales amounts for 2012 include sales of vacuum sealing machines as well as of the open-top pouches and rolls. Also, while most of the sales shown 2012 relate to sales of our branded line, they also include some sales of our Universal or private label lines of pouches.

Sales of film products were $6,259,000 in 2011 and $4,913,000 in 2012, a decrease of 21.5%. This decrease includes a decrease in sales to Rapak, L.L.C. of $1,340,000. In addition to Rapak, film sales included sales to 12 other customers.

Cost of Sales

Cost of sales decreased from 80.5% of sales in 2011 to 78.0% of sales in 2012. Several factors affected this improvement in our margin rates: (i) the cost of certain raw materials declined in 2012 compared to 2011, principally latex; in 2011 our average cost per kilo of latex was $5.07; in 2012, the average cost per kilo was $3.94; in addition, we enjoyed some decline in the cost of polyethylene in this period; (ii) our mix of products sold changed, particularly a decline in the sale of laminated films and an increase in the sale of pouches and, (iii) the increase in the volume of sales of foil balloons and pouches produced resulted in a decline in the unit cost of those items.

General and Administrative Expenses

General and administrative expenses increased from $5,279,000 in 2011 or 11.2% of net sales to $6,357,000 or 12.8% of net sales in 2012. The increase in general and administrative expenses is attributable to (i) an increase in salary expense in the U.S. of $203,000, (ii) an increase in legal expenses of $66,000, (iii) an increase in travel expenses of $40,000, (iv) an increase in administrative expenses at Flexo Universal of $388,000, (v) an increase in administrative expenses at CTI Europe of $100,000, and (vi) an increase in administrative expenses of $51,000 at CTI Balloons.

Selling

Selling expenses increased from $911,000 or 1.9% of sales in 2011 to $1,721,000 or 3.5% of sales in 2012. The increase in selling expenses is attributable principally to (i) an increase in salary expense of $167,000, (ii) an increase in travel expenses of $70,000, (iii) an increase in outside services of $442,000, (iv) an increase in engineering and testing services related to the vacuum sealer machines of $73,000 and (v) an increase in royalty expenses of $94,000. The increase in services expense relates to personnel, facilities and operating cost of a consulting and services firm which provided services to us in connection with planning, start-up, sourcing, marketing and selling activities for our line of branded vacuum machines and pouches.

Advertising and Marketing

Advertising and marketing expenses increased from $1,579,000 or 3.3% of sales in 2011 to $1,769,000 or 3.6% of sales in 2012. The increase in advertising and marketing expense is attributable to (i) an increase in commission expense of $180,000 related to the sale of pouch products and (ii) an increase in artwork and films for creative designs of $86,000.

Other Income or Expense

During 2012, we incurred net interest expense of $991,000 compared to net interest expense of $773,000 during 2011. The increase in interest expense is attributable to interest accrued on a Note and Warrant Purchase Agreement among the Company and BMO Private Equity (U.S.), Inc. ("BMO Equity") under which BMO Equity loaned the sum of $5 million to the Company in July, 2012.

During 2012, we realized a foreign currency gain in the amount of $295,000 compared to foreign currency gain in 2011 of $38,000.

Net Income or Loss

During 2012, we had net income of $102,000 on a consolidated basis compared to net income of $484,000 in 2011.

Income Taxes

In 2012, the Company recognized income tax expense, on a consolidated basis, of $46,000. This income tax expense is composed of an income tax benefit in the United States of $113,000, an income tax expense realized by CTI Balloons, our United Kingdom subsidiary, in the amount of $42,000, an income tax benefit realized by CTI Europe, our Germany subsidiary, in the amount of $126,000 and an income tax expense by Flexo Universal, our Mexico subsidiary, in the amount of $243,000. In 2011, the Company recognized income tax expense, on a consolidated basis, of $319,000. This income tax expense is composed of an income tax expense in the United States of $244,000, an income tax benefit realized by CTI Balloons, our United Kingdom subsidiary, in the amount of $54,000, an income tax benefit realized by CTI

Europe, our Germany subsidiary, in the amount of $156,000 and an income tax expense by Flexo Universal, our Mexico subsidiary, in the amount of $285,000.

Financial Condition, Liquidity and Capital Resources

Cash Flow Provided by Operating Activities During fiscal 2012, cash used in operating activities amounted to $2,100,000, compared to cash flow provided by operating activities during fiscal 2011 of $818,000. Significant changes in working capital items affecting cash flow provided by operating activities were:

- Depreciation and amortization of $1,728,000
- An increase in net inventory of $2,498,000
- An increase in accounts receivable of $536,000
- An increase in prepaid expenses and other assets of $456,000
- A decrease in trade payables of $1,003,000
- An increase in accrued liabilities of $634,000

We anticipate an increase in net inventory and in accounts receivable during 2013 in amounts aggregating approximately $2 million.

Cash Used in Investing Activities During fiscal 2012, cash used in investing activities amounted to $1,212,000 compared to cash used in investing activities during fiscal 2011 of $1,107,000. Cash used in investing activities was principally for maintenance expenditures and for the purchase of production equipment. We anticipate that cash used in investing activities during 2013 will be approximately the same as in 2012.

Cash Provided by Financing Activities During fiscal 2012, cash provided by financing activities amounted to $3,305,000, compared to cash used in financing activities of $135,000 during fiscal 2011. During 2012, financing activities included proceeds from issuance of long-term debt of $5,006,000, repayment of long-term debt of $854,000 and reduction of the amount outstanding under our revolving line of credit by $1,055,000.

On April 29, 2010, we entered into a Credit Agreement and associated documents with Harris N.A. , now BMO Harris Bank, N.A. ("BMO Harris") under which BMO Harris agreed to extend to the Company a credit facility in the aggregate amount of $14,417,000. The facility included (i) a Revolving Credit providing for maximum advances to the Company, and letters of credit, based upon the level of availability measured by levels of eligible receivables and inventory of the Company of $9,000,000, (ii) an Equipment Loan of up to $2,500,000 providing for loans for the purchase of equipment, (iii) a Mortgage Loan of $2,333,350, and (iv) a Term Loan in the amount of $583,333. The amount we can borrow on the Revolving Credit includes 85% of eligible accounts and 60% of eligible inventory (up to a maximum of $9,000,000). The Mortgage Loan is amortized over a term of 25 years. The maturity date of the facility was April 30, 2013.

Certain terms of the loan agreement, as amended, include:

- *Restrictive Covenants*: The Loan Agreement includes several restrictive covenants under which we are prohibited from, or restricted in our ability to:
    - Borrow money;
    - Pay dividends and make distributions;
    - Make certain investments;
    - Use assets as security in other transactions;
    - Create liens;
    - Enter into affiliate transactions;
    - Merge or consolidate; or
    - Transfer and sell assets.

- *Financial Covenants*: The Loan Agreement includes a series of financial covenants we are required to meet including:
    - We are required to maintain a tangible net worth (plus Subordinated Debt) in excess of $7,100,000 plus 50% of cumulative net income of the Company after January 1, 2010;
    - We are required to maintain specified ratios of senior debt to EBITDA on an annual basis and determined quarterly; and,
    - We are required to maintain a level of adjusted EBITDA to fixed charges on an annual basis determined quarterly of not less than 1.1 to 1. Adjusted EBITDA is EBITDA minus (i) taxes paid, (ii) dividends paid, (iii) payments for the purchase or redemption of stock, and (iv) unfunded capital expenditures.

The loan agreement provides for interest at varying rates in excess of the prime rate, depending on the level of senior debt to EBITDA over time. The initial interest rate under the loan was 4.00% per annum. On a quarterly basis, this ratio will be measured and the interest rate changed in accordance to the table below.

When Senior Debt to EBITDA is:	The Premium to the Prime Rate is:
Greater than or equal to 3.25 to 1.00	1.25%
Greater than or equal to 2.25 to 1.00; Less than 3.25 to 1.00	0.75%
Less than or equal to 2.25 to 1.00	0.50%

At December 31, 2012 the Company was paying the premium of 0.75% over prime.

On July 1, 2011, we entered into an interest rate swap agreement with BMO Capital Markets with respect to $6,780,000 of our loan balances with BMO Harris. This swap agreement limits the Company's exposure to interest rate fluctuations on the Company's floating rate loans. The swap agreement has the effect of fixing the interest rate on the loan balances covered by the swap at 4.65% per annum. The swap agreement has not been designated as a hedge for accounting purposes and we determine and record the fair value of the swap agreement each quarter. This value is recorded on the balance sheet of the Company and the amount of the unrealized gain or loss for each period is recorded as interest income or expense on the statement of operations.

On July 17, 2012, the Company entered into Amendment Number 3 to the Credit Agreement among the Company and BMO Harris pursuant to which (i) the amount of the loan commitment on the revolver loan of BMO Harris was increased from $9 million to $12 million, (ii) BMO Harris consented to a transaction among the Company and BMO Equity and (iii) the term of credit and loans to the Company provided in the Credit Agreement and BMO Harris was extended to July 17, 2017.

Also, on July 17, 2012, the Company entered into a Note and Warrant Purchase Agreement with BMO Equity pursuant to which (i) BMO Equity advanced to the Company the sum of $5 million and (ii) the Company issued to BMO Equity a warrant to purchase up to Four Percent (4%) of the outstanding shares of common stock of the Company on a fully-diluted basis (140,048 shares of common stock of the Company) at the price of One Cent ($0.01) per share. The term of the loan provided for in this Agreement is five and a half years. Interest is payable on the outstanding balance of the loan at the rate of 11.5% per annum.

The Note and Warrant Purchase Agreement includes provisions for:

(i) a closing fee of $100,000

(ii) payment of the principal amount in five and a half years with optional prepayment subject to certain prepayment premiums;

(iii) security for the note obligations in all assets of the Company junior to the security interest of BMO Harris;

(iv) various representations and warranties and covenants of the Company;

(v) financial covenants including an applicable senior leverage ratio, fixed charge coverage ratio and tangible net worth amount.

Management believes that the funds provided by this new financing arrangement as well as internally generated funds will be sufficient for the Company to meet its working capital needs for at least the next 12 months.

As of December 31, 2012, the Company was not in compliance with two financial covenants provided in the Loan Agreement and one in the Note and Warrant Purchase Agreement. BMO Harris and BMO Equity have each executed waivers of such non-compliance by the Company.

Current Assets. As of December 31, 2012, the total current assets of the Company were $27,130,000, compared to total current assets of $23,301,000 at December 31, 2011. The change in current assets reflects, principally, (i) an increase in net inventories of $2,475,000, (ii) an increase in accounts receivable of $682,000, (iii) an increase in the net deferred income tax asset of $86,000, and (iv) an increase in prepaid expenses and other current assets of $573,000.

Current Liabilities. Total current liabilities decreased from $17,689,000 as of December 31, 2011 to $16,963,000 as of December 31, 2012. Accrued other liabilities includes $154,000 in payroll accruals. Changes in current liabilities included: (i) a decrease in $651,000 in trade payables, (ii) a decrease of the line of credit of $1,044,000, and (iii) an increase in accrued and other liabilities in the amount of $915,000.

Liquidity and Capital Resources; *Working Capital.* As of December 31, 2012, our current assets exceeded our current liabilities by $10,166,000, we had cash and cash equivalents of $351,000 and there was available under our line of credit up to $3,600,000 in additional funds. Management believes that these available funds, our internally generated funds and the borrowing capacity under our revolving line of credit facility will be sufficient to meet working capital requirements for the remainder of 2013.

CTI Industries Corporation Stockholders' Equity. Stockholders' equity was $12,243,000 as of December 31, 2012 compared to $11,861,000 as of December 31, 2011.

Seasonality

In the foil balloon product line, sales have historically been seasonal with approximately 40% occurring in the period from December through March of the succeeding year and 24% being generated in the period July through October in recent years. The sale of latex balloons, pouches and laminated film products have not historically been seasonal, and as sales in these products lines have increased as a percentage of total sales, the seasonality of the Company's total net sales has decreased.

Critical Accounting Policies

The financial statements of the Company are based on the selection and application of significant accounting policies which require management to make various estimates and assumptions. The following are some of the more critical judgment areas in the application of our accounting policies that currently affect our financial condition and results of operation.

Revenue Recognition. Substantially all of the Company's revenues are derived from the sale of products. With respect to the sale of products, revenue from a transaction is recognized when (i) a definitive arrangement exists for the sale of the product, (ii) delivery of the product has occurred, (iii) the price to the buyer has been fixed or is determinable, and (iv) collectibility is reasonably assured. The Company generally recognizes revenue for the sale of products when the products have been shipped and invoiced. In some cases, product is provided on consignment to customers. In those cases, revenue is recognized when the customer reports a sale of the product.

Allowance for Doubtful Accounts. We estimate our allowance for doubtful accounts based on an analysis of specific accounts, an analysis of historical trends, payment and write-off histories. Our credit risks are continually reviewed and management believes that adequate provisions have been made for doubtful accounts. However, unexpected changes in the financial condition of customers or changes in the state of the economy could result in write-offs which exceed estimates and negatively impact our financial results.

Inventory Valuation. Inventories are stated at the lower of cost or market. Cost is determined using standard costs which approximate costing determined on a first-in, first out basis. Standard costs are reviewed and adjusted at the time of introduction of a new product or design, periodically and at year-end based on actual direct and indirect production costs. On a periodic basis, the Company reviews its inventory levels for estimated obsolescence or unmarketable items, in reference to future demand requirements and shelf life of the products. As of December 31, 2012, the Company had established a reserve for obsolescence, marketability or excess quantities with respect to inventory in the aggregate amount of $636,000. As of December 31, 2011, the amount of the reserve was $384,000. In addition, on a periodic basis, the Company disposes of inventory deemed to be obsolete or unsaleable and, at such time, records an expense for the value of such inventory. We record freight income as a component of net sales and record freight costs as a component of cost of goods sold.

Valuation of Long-Lived Assets. We evaluate whether events or circumstances have occurred which indicate that the carrying amounts of long-lived assets (principally property and equipment and goodwill) may be impaired or not recoverable. Significant factors which may trigger an impairment review include: changes in business strategy, market conditions, the manner of use of an asset, underperformance relative to historical or expected future operating results, and negative industry or economic trends. We apply the provisions of GAAP USA under which goodwill is evaluated at least annually for impairment. We conducted a qualitative assessment of our goodwill in our Mexico subsidiary for the year ended December 31, 2012 and 2011. We performed a quantitative assessment for the year ended December 31, 2011 in which we considered the assets and liabilities of the subsidiary, both recognized and unrecognized, as well as the cash flows necessary to operate the business relating to the assets and liabilities. From this quantitative assessment and from the qualitative assessment for December 31, 2012, we determined the fair value of the subsidiary exceeds the carrying amount initially recorded on December 31, 2006, and were therefore not impaired.

Foreign Currency Translation. All balance sheet accounts are translated using the exchange rates in effect at the balance sheet date. Statements of operations amounts are translated using the average exchange rates for the year-to-date periods. The gains and losses resulting from the changes in exchange rates during the period have been reported in other comprehensive income or loss, except that, on November 30, 2012, the Company determined that it does have an expectation of receiving payment with respect to indebtedness of Flexo to the Company, and accordingly, as and after that date foreign currency gains and losses with respect to such indebtedness will be reported in the statement of operations.

Stock-Based Compensation. We follow GAAP USA which requires all stock-based payments to employees, including grants of employee stock options, to be recognized in the consolidated financial statements based on their grant-date fair values.

We use the Black-Scholes option pricing model to determine the fair value of stock options which requires us to estimate certain key assumptions. In accordance with the application of

GAAP USA, we incurred employee stock-based compensation cost of $95,000 for the year ended December 31, 2012. At December 31, 2012, we had $224,000 of unrecognized compensation cost relating to stock options.

Income Taxes and Deferred Tax Assets. Income taxes are accounted for as prescribed in GAAP USA. Under the asset and liability method of GAAP USA, the Company recognizes the amount of income taxes currently payable. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities, and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years these temporary differences are expected to be recovered or settled.

As of December 31, 2012, the Company had a net deferred tax asset of $1,382,000 representing the amount the Company may recover in future years from future taxable income. As of December 31, 2011, the amount of the net deferred tax asset was $957,000. Each quarter and year-end, management makes a judgment to determine the extent to which the deferred tax asset will be recovered from future taxable income. Management reduced the valuation allowance related to the deferred tax asset to zero in 2010.

Fair Value Measurements

In September 2006, the FASB issued GAAP USA which defines fair value, establishes a framework for measuring fair value, establishes a fair value hierarchy based on the quality of inputs used to measure fair value and enhances disclosure requirements for fair value measurements. GAAP USA clarifies that fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. GAAP USA also requires that a fair value measurement reflect the assumptions market participants would use in pricing an asset or liability based upon the best information available. In February 2008, the FASB issued guidance now codified in GAAP USA which provides for delayed application of certain guidance related to non-financial assets and non-financial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually).

In February 2007, the FASB issued GAAP USA which permits companies to choose to measure certain financial instruments and other items at fair value. The standard requires that unrealized gains and losses are reported in earnings for items measured using the fair value option. GAAP USA was effective for us on January 1, 2008. We did not elect the fair value option for any assets or liabilities that were not previously carried at fair value. Accordingly, the adoption of GAAP USA had no impact on our consolidated financial statements.

In October 2008, the FASB issued clarification to GAAP USA which clarifies the application of GAAP USA in a market that is not active, and addresses application issues such as the use of internal assumptions when relevant observable data does not exist, the use of observable market information when the market is not active, and the use of market quotes when assessing the relevance of observable and unobservable data. GAAP USA is effective for all periods presented. The adoption of GAAP USA did not have a significant impact on our consolidated financial statements.

Reclassifications and Adoption of New Accounting Pronouncements

As of January 1, 2009 we adopted a new generally accepted accounting principle related to noncontrolling interest in the consolidated financial statements that required retrospective application, in which all periods presented reflect the necessary changes.

Item No. 7A – Qualitative and Quantitative Disclosures Regarding Market Risk

Not applicable.

Item No. 8 – Financial Statements and Supplementary Data

Reference is made to the Consolidated Financial Statements contained in Part IV hereof.

CTI Industries Corporation and Subsidiaries
Consolidated Balance Sheets

	December 31, 2012	December 31, 2011
ASSETS		
Current assets:		
Cash and cash equivalents (VIE $22,000 and $11,000, respectively)	$ 351,064	$ 338,523
Accounts receivable, (less allowance for doubtful accounts of $99,000 and $70,000 respectively)	7,773,332	7,091,194
Inventories, net	15,813,276	13,338,317
Net deferred income tax asset	846,371	760,241
Prepaid expenses (VIE $0 and $10,000 respectively)	1,525,092	1,345,223
Other current assets (VIE $108,000 and $83,000, respectively)	820,619	427,471
Total current assets	27,129,754	23,300,969
Property, plant and equipment:		
Machinery and equipment (VIE $701,000 and $550,000, respectively)	25,530,893	24,333,989
Building	3,360,017	3,329,174
Office furniture and equipment	3,137,123	3,022,719
Intellectual property	432,070	432,070
Land	250,000	250,000
Leasehold improvements	431,644	415,663
Fixtures and equipment at customer locations	2,784,419	2,629,902
Projects under construction	644,948	502,021
	36,571,114	34,915,538
Less : accumulated depreciation and amortization	(27,872,044)	(26,071,629)
Total property, plant and equipment, net	8,699,070	8,843,909
Other assets:		
Deferred financing costs, net	216,292	42,986
Goodwill	1,033,077	1,033,077
Net deferred income tax asset	535,954	197,243
Other assets (due from related party $19,000 and $79,000, respectively)	132,996	197,338
Total other assets	1,918,319	1,470,644
TOTAL ASSETS	$ 37,747,143	$ 33,615,522

See accompanying notes to consolidated financial statements

CTI Industries Corporation and Subsidiaries
Consolidated Balance Sheets

	December 31, 2012	December 31, 2011
LIABILITIES AND EQUITY		
Current liabilities:		
Checks written in excess of bank balance	$ 517,089	$ 154,501
Trade payables (VIE $66,000 and $0. respectively)	5,708,271	6,359,757
Line of credit	6,254,648	7,298,363
Notes payable - current portion (net discount of $107,000 and $0, repectively) (VIE $101,000 and $91,000, respectively)	354,342	362,927
Notes payable - officers, subordinated, current portion	1,123,742	1,424,923
Notes Payable Affiliates - current portion	8,113	6,718
Accrued liabilities (VIE $31,000 and $7,000, respectively)	2,997,242	2,081,805
Total current liabilities	16,963,447	17,688,994
Long-term liabilities:		
Notes Payable - Affiliates	141,052	134,919
Notes payable, net of current portion (net discount of $555,000 and $0, repectively) (VIE $533,000 and $687,000, respectively)	7,839,351	3,932,032
Notes payable - officers, subordinated	-	103,656
Capital Lease	-	426
Total long-term debt, net of current portion	7,980,403	4,171,033
Warrants Payable	721,247	-
Total long-term liabilities	8,701,650	4,171,033
Equity:		
CTI Industries Corporation stockholders' equity:		
Preferred Stock -- no par value 2,000,000 shares authorized 0 shares issued and outstanding	-	-
Common stock - no par value, 5,000,000 shares authorized, 3,320,773 and 3,276,633 shares issued and 3,248,646 and 3,137,348 outstanding, respectively	13,775,994	13,704,890
Paid-in-capital	1,045,987	950,968
Accumulated deficit	(266,372)	(368,122)
Accumulated other comprehensive loss	(2,171,582)	(2,285,679)
Less: Treasury stock, 72,127 shares	(141,289)	(141,289)
Total CTI Industries Corporation stockholders' equity	12,242,738	11,860,768
Noncontrolling interest	(160,692)	(105,273)
Total Equity	12,082,046	11,755,495
TOTAL LIABILITIES AND EQUITY	$ 37,747,143	$ 33,615,522

See accompanying notes to consolidated financial statements

CTI Industries Corporation and Subsidiaries
Consolidated Statements of Comprehensive Income

	For the Year Ended December 31,	
	2012	2011
Net Sales	$ 49,542,762	$ 47,171,498
Cost of Sales	38,636,245	37,965,245
Gross profit	10,906,517	9,206,253
Operating expenses:		
General and administrative	6,357,249	5,278,507
Selling	1,720,878	910,882
Advertising and marketing	1,769,477	1,579,162
Total operating expenses	9,847,604	7,768,551
Income from operations	1,058,913	1,437,702
Other (expense) income:		
Interest expense	(1,013,295)	(794,152)
Interest income	22,143	21,041
Foreign currency gain	24,841	38,169
Total other expense, net	(966,311)	(734,942)
Income before taxes	92,602	702,760
Income tax expense	46,272	319,444
Net Income	46,330	383,316
Less: Net loss attributable to noncontrolling interest	(55,419)	(100,594)
Net income attributable to CTI Industries Corporation	$ 101,749	$ 483,910
Other Comprehensive Income		
Foreign currency adjustment	114,097	(692,881)
Comprehensive income (loss) attributable to CTI Industries Corporation	$ 215,846	$ (208,971)
Basic income per common share	$ 0.03	$ 0.15
Diluted income per common share	$ 0.03	$ 0.15
Weighted average number of shares and equivalent shares of common stock outstanding:		
Basic	3,216,756	3,138,958
Diluted	3,293,106	3,181,102

See accompanying notes to consolidated financial statements

CTI Industries Corporation and Subsidiaries
Consolidated Statements of Cash Flows

	For the Year Ended December 31,	
	2012	2011
Cash flows from operating activities:		
Net income	$ 46,330	$ 383,316
Adjustment to reconcile net income to cash (used in) provided by operating activities:		
Depreciation and amortization	1,727,924	1,804,049
Amortization of debt discount	45,956	5,042
Change in value of swap agreement	(12,977)	158,090
Stock based compensation	95,019	133,830
Provision for losses on accounts receivable	29,681	20,714
Provision for losses on inventories	251,654	8,032
Deferred income taxes	(424,841)	153,830
Change in assets and liabilities:		
Accounts receivable	(536,373)	1,144,953
Inventories	(2,498,075)	(3,308,400)
Prepaid expenses and other assets	(455,557)	(753,267)
Trade payables	(1,002,822)	2,218,733
Accrued liabilities	633,715	(1,150,949)
Net cash (used in) provided by operating activities	(2,100,366)	817,973
Cash flows from investing activities - purchases of property, plant and equipment	(1,211,937)	(1,106,907)
Net cash used in investing activities	(1,211,937)	(1,106,907)
Cash flows from financing activities:		
Change in checks written in excess of bank balance	361,316	(535,524)
Net change in revolving line of credit	(1,055,015)	(208,251)
Repayment of long-term debt (related parties $413,000 and $268,000)	(854,405)	(506,272)
Proceeds from issuance of debt	5,005,531	970,523
Proceeds from exercise of stock options and warrants	67,232	9,950
Proceeds from issuance of stock, net	-	300,000
Dividends paid	-	(158,381)
Cash paid for deferred financing fees	(219,350)	(7,510)
Net cash provided by (used in) financing activities	3,305,309	(135,465)
Effect of exchange rate changes on cash	19,535	1,048
Net increase (decrease) in cash and cash equivalents	12,541	(423,351)
Cash and cash equivalents at beginning of year	338,523	761,874
Cash and cash equivalents at end of year	$ 351,064	$ 338,523
Supplemental disclosure of cash flow information:		
Cash payments for interest	$ 857,547	$ 767,965
Cash payments for taxes	$ 18,430	$ 42,250
Supplemental Disclosure of non-cash investing and financing activity		
Property, plant & equipment acquisitions funded by liabilities	$ 280,606	$ 49,248
Reclassification of line of credit to long-term debt	$ -	$ 700,000
Exercise options and payments of subordinated debt	$ 3,872	$ -

See accompanying notes to consolidated financial statements

CTI Industries Corporation and Subsidiaries
Consolidated Statements of Stockholders' Equity

	Common Stock				Paid-in
	Shares		Amount		Capital
Balance, December 31, 2010	3,209,475	$	13,394,940	$	817,138
Stock Purchase	63,158	$	300,000		
Compensation relating to Option Issuance				$	133,830
Options Exercised	4,000	$	9,950		
Dividends Declared					
Net Income					
Other comprehensive income, net of taxes Foreign currency translation					
Balance, December 31, 2011	3,276,633	$	13,704,890	$	950,968
Compensation relating to Option Issuance				$	95,019
Options Exercised	49,000	$	95,304		
Stock exchanged for exercise of options	(4,860)	$	(24,200)		
Net Income					
Other comprehensive income, net of taxes Foreign currency translation					
Balance, December 31, 2012	3,320,773		13,775,994		1,045,987

CTI Industries Corporation

Value of warrants issued in connection with subordinated debt	Accumulated Deficit	Accumulated Other Comprehensive Loss	Less Treasury Stock Shares	Less Treasury Stock Amount	Noncontrolling Interest	TOTAL
$ -	$ (693,651)	$ (1,592,798)	(72,127)	$ (141,289)	$ (4,679)	$ 11,779,661
						$ 300,000
						$ 133,830
						$ 9,950
	$ (158,381)					$ (158,381)
	$ 483,910				$ (100,594)	$ 383,316
		$ (692,881)				$ (692,881)
$ -	$ (368,122)	$ (2,285,679)	(72,127)	$ (141,289)	$ (105,273)	$ 11,755,495
						$ 95,019
						$ 95,304
						$ (24,200)
	$ 101,750				$ (55,419)	$ 46,331
		$ 114,097				$ 114,097
-	(266,372)	(2,171,582)	(72,127)	(141,289)	(160,692)	$ 12,082,046

1. Nature of Business

Nature of Operations

CTI Industries Corporation, its United Kingdom subsidiary (CTI Balloons Limited), its Mexican subsidiaries (Flexo Universal, S.A. de C.V., CTI Mexico Corporation, S.A. de C.V. and CTF International S.A. de C.V.), its German subsidiary (CTI Europe GmbH) and CTI Helium, Inc. (collectively, the "Company") (i) design, manufacture and distribute metalized and latex balloon products throughout the world and (ii) operate systems for the production, lamination, coating and printing of films used for food packaging and other commercial uses and for conversion of films to flexible packaging containers and other products.

2. Summary of Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements include the accounts of CTI Industries Corporation, its wholly owned subsidiaries CTI Balloons Limited, CTF International S.A. de C.V., and CTI Helium, Inc. and its majority owned subsidiaries, Flexo Universal, CTI Mexico Corporation and CTI Europe, as well as the accounts of Venture Leasing S. A. de R. L. and Venture Leasing L.L.C. The last two entities have been consolidated as variable interest entities. All significant intercompany accounts and transactions have been eliminated upon consolidation.

Variable Interest Entities

The determination of whether or not to consolidate a variable interest entity under U.S. GAAP requires a significant amount of judgment concerning the degree of control over an entity by its holders of variable interest. To make these judgments, management has conducted an analysis of the relationship of the holders of variable interest to each other, the design of the entity, the expected operations of the entity, which holder of variable interests is most "closely associated" to the entity and which holder of variable interests is the primary beneficiary required to consolidate the entity. Upon the occurrence of certain events, management reviews and reconsiders its previous conclusion regarding the status of an entity as a variable interest entity. Upon the adoption of amended accounting guidance applicable to variable interest entities on January 1, 2010, management continually reconsiders whether we are deemed to be a variable interest entity's primary beneficiary who consolidates such entity. The Company has two entities that have been consolidated as variable interest entities. (See Note 13)

Foreign Currency Translation

The financial statements of foreign subsidiaries are translated into U.S. dollars using the exchange rate at each balance sheet date for assets and liabilities, the historical exchange rate for stockholders' equity, and a weighted average exchange rate for each period for revenues and expenses. Translation adjustments are recorded in accumulated other comprehensive income (loss) as the local currencies of the subsidiaries are the functional currencies. Foreign currency transaction gains and losses are recognized in the period incurred and are included in the consolidated statements of operations, except that, on November 30, 2012, the Company determined that it does have an expectation of receiving payment with respect to indebtedness of Flexo to the Company, and accordingly, as and after that date foreign currency gains and losses with respect to such indebtedness will be reported in the statement of operations.

Use of Estimates

In preparing financial statements in conformity with accounting principles generally accepted in the United States of America, management makes estimates and assumptions that affect the amounts reported of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period in the financial statements and accompanying notes. Actual results may differ from those estimates. The Company's significant estimates include valuation allowances for doubtful accounts, lower of cost or market of inventory, deferred tax assets, and recovery value of goodwill.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, demand deposits and short term investments with original maturities of three months or less.

Accounts Receivable

Trade receivables are carried at original invoice amount less an estimate for doubtful receivables based on a review of all outstanding amounts on a monthly basis. Management determines the allowance for doubtful accounts by identifying troubled accounts, evaluating the individual customer receivables through consideration of the customer's financial condition, credit history and current economic conditions and use of historical experience applied to an aging of accounts. A trade receivable is considered to be past due if any portion of the receivable balance is outstanding for a period over the customer's normal terms. Trade receivables are written off when deemed uncollectible. Recoveries of trade receivables previously written off are recorded when received.

Inventories

Inventories are stated at the lower of cost or market. Cost is determined using standard costs which approximates costing determined on a first-in, first-out basis, to reflect the actual cost of production of inventories.

Production costs of work in process and finished goods include material, labor and overhead. Work in process and finished goods are not recorded in excess of net realizable value.

Property, Plant and Equipment

Property and equipment are stated at cost. Expenditures for maintenance and repairs are charged to operations as incurred. Depreciation is computed using the straight-line method over estimated useful lives of the related assets. Leasehold improvements are amortized on a straight-line method over the lesser of the estimated useful life or the lease term. The estimated useful lives range as follows:

Building	25 - 30 years
Machinery and equipment	3 - 15 years
Projects that prolong the life and increase efficiency of machinery	3 - 5 years
Light Machinery	5 - 10 years
Heavy Machinery	10 - 15 years
Office furniture and equipment	5 - 8 years
Leasehold improvements	5 - 8 years
Furniture and equipment at customer locations	1 - 3 years

Light machinery consists of forklifts, scissor lifts, and other warehouse machinery. Heavy machinery consists of production equipment including laminating, printing and converting equipment. Projects in process represent those costs capitalized in connection with construction of new assets and/or improvements to existing assets including a factor for interest on funds committed to projects in process of $24,000 and $25,000 for the years ended December 31, 2012 and 2011, respectively. Upon completion, these costs are reclassified to the appropriate asset class.

Stock-Based Compensation

The Company has stock-based incentive plans which may grant stock option, restricted stock, and unrestricted stock awards. The Company recognizes stock-based compensation expense based on the grant date fair value of the award and the related vesting terms. The fair value of stock-based awards is determined using the Black-Scholes model, which incorporates assumptions regarding the risk-free interest rate, expected volatility, expected option life, and dividend yield. See Note 16 for additional information.

Fair Value Measurements

GAAP USA defines fair value, establishes a framework for measuring fair value, and requires disclosures about fair value measurements required under other accounting pronouncements. See Note 4 for further discussion.

The Company accounts for derivative instruments in accordance with GAAP USA, which requires that all derivative instruments be recognized on the balance sheet at fair value. We enter into interest rate swaps to fix the interest rate on a portion of our variable interest rate debt to reduce the potential volatility in our interest expense that would otherwise result from changes in market interest rates. Our derivative instruments are recorded at fair value and are included in accrued liabilities of our consolidated balance sheet. Our accounting policies for these instruments are based on whether they meet our criteria for designation as hedging transactions, which include the instrument's effectiveness, risk reduction and, in most cases, a one-to-one matching of the derivative instrument to our underlying transaction. Gains and losses from changes in fair values of derivatives that are not designated as hedges for accounting purposes are recognized in the consolidated statement of operations. We have no derivative financial instruments designated as hedges. Therefore, changes in fair value for the respective periods were recognized in the consolidated statement of operations.

Goodwill

The Company applies the provisions of GAAP USA, under which goodwill is tested at least annually for impairment. Goodwill on the accompanying balance sheets relates to the Company's acquisition of Flexo Universal in a prior year as well as the investment in CTI Europe in a prior year. It is the Company's policy to perform impairment testing for Flexo Universal annually as of December 31, or as circumstances change. An annual impairment review was completed and no impairment was noted for the years ended December 31, 2012 and 2011 (see Note 14). While the Company believes that its estimates of future cash flows are reasonable, different assumptions regarding such cash flows could materially affect these evaluations.

Valuation of Long Lived Assets

The Company evaluates whether events or circumstances have occurred which indicate that the carrying amounts of long-lived assets (principally property, plant and equipment) may be impaired or not recoverable. The significant factors that are considered that could trigger an impairment review include: changes in business strategy, market conditions, or the manner of use of an asset; underperformance relative to historical or expected future operating results; and negative industry or economic trends. In evaluating an asset for possible impairment, management estimates that asset's future undiscounted cash flows and appraised values to measure whether the asset is recoverable. The Company measures the impairment based on the projected discounted cash flows of the asset over its remaining life.

Deferred Financing Costs

Deferred financing costs are amortized on a straight line basis over the term of the loan. Upon a refinancing, existing unamortized deferred financing costs are expensed.

Income Taxes

The Company accounts for income taxes using the liability method. As such, deferred income taxes reflect the net tax effects of temporary differences between carrying amounts of assets and liabilities for financial reporting purposes and the amount used for income tax purposes. Deferred tax assets and liabilities are measured using enacted tax rates expected to be in effect when the anticipated reversal of these differences is scheduled to occur. Deferred tax assets are reduced by a valuation allowance when, management cannot determine, in its opinion, that it is more likely than not that the Company will recover that recorded value of the deferred tax asset. The Company is subject to U.S. Federal, state and local taxes as well as foreign taxes in the United Kingdom, Germany and Mexico. U.S. income tax expense and foreign withholding taxes are provided on remittances of foreign earnings and on unremitted foreign earnings that are not indefinitely reinvested.

Unrecognized tax benefits are accounted for as required by GAAP USA which prescribes a more likely than not threshold for financial statement presentation and measurement of a tax position taken or expected to be taken in a tax return. See Note 10 for further discussion.

Revenue Recognition

The Company recognizes revenue when title transfers upon shipment. Revenue from a transaction is not recognized until (i) a definitive arrangement exists, (ii) delivery of the product has occurred or the services have been performed and legal title and risk are transferred to the customer, (iii) the price to the buyer has been fixed or is determinable, and (iv) collectability is reasonably assured. In some cases, product is provided on consignment to customers. For these cases, revenue is recognized when the customer reports a sale of the product.

Research and Development

The Company conducts product development and research activities which include (i) creative product development and (ii) engineering. During the years ended December 31, 2012 and 2011, research and development activities totaled $516,000 and $728,000, respectively.

Advertising Costs

The Company expenses advertising costs as incurred. Advertising expenses amounted to $44,000 and $63,000 for the years ended December 31, 2012 and 2011, respectively.

3. New Accounting Pronouncements

In July 2012, the FASB issued new accounting guidance, which amends the existing guidance, related to impairment testing of indefinite-lived intangible assets. The amendments allow the option of performing a qualitative impairment assessment before calculating the fair value of the intangible assets, which could, depending on the results of the assessment, eliminate the need for further impairment testing. The guidance is effective for interim and annual periods beginning after September 15, 2012 with early adoption permitted. We do not expect the adoption of this guidance to have an impact on our consolidated financial position, results of operations or cash flows.

In February 2013, the FASB updated the guidance requiring companies to report, in one place, information about reclassifications of accumulated other comprehensive income ("AOCI") and changes in AOCI balances. For significant items reclassified out of AOCI to net income in their entirety in the same reporting period, reporting is required about the effect of the reclassifications on the respective line items in the statement where net income is presented. For items that are not reclassified to net income in their entirety in the same reporting period, a cross reference to other disclosures currently required in conformity with accounting principles generally accepted in the United States is required. The above information must be presented in one place, either parenthetically on the face of the consolidated financial statements by income statement line item, or in a note. The adoption of this updated guidance is effective beginning with fiscal year 2013. The adoption of this guidance is not expected to have a material impact on our consolidated financial position, results of operations or cash flows, other than the related disclosures to the extent applicable.

In March 2013, the FASB issued ASU 2013-05, Foreign Currency Matters: Parent's Accounting for the Cumulative Translation Adjustment upon Derecognition of Certain Subsidiaries or Groups of Assets within a Foreign Entity or of an Investment in a Foreign Entity, or ASU 2013-05. ASU 2013-05 provides updated guidance to clarify the applicable guidance for a parent company's accounting for the release of the cumulative translation adjustment into net income upon derecognition of certain subsidiaries or groups of assets within a foreign entity or of an investment in a foreign entity. This guidance is effective for fiscal periods beginning after December 15, 2013, and is to be applied prospectively to derecognition events occurring after the effective date. ASU 2013-05 is not expected to have a material impact on the Company's consolidated financial statements or financial statement disclosures.

4. Fair Value Disclosures; Derivative Instruments

GAAP USA clarifies that fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. GAAP USA also requires that a fair value measurement reflect the assumptions market participants would use in pricing an asset or liability based upon the best information available.

GAAP USA establishes a three-level valuation hierarchy for disclosure of fair value measurements. The valuation hierarchy categorizes assets and liabilities at fair value into one of three different levels depending on the observability of the inputs employed in the measurement. The three levels are defined as follows:

- Level 1 – inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

- Level 2 – inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs are observable for the asset or liability, or unobservable but corroborated by market data, for substantially the full term of the financial instrument.

- Level 3 – inputs to the valuation methodology are unobservable and significant to the fair value measurement.

A financial instrument's categorization within the valuation hierarchy is based upon the lowest level of the input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the asset or liability. The following table presents information about the Company's liabilities measured at fair value on a recurring basis as of

December 31, 2012 and 2011, and indicates the fair value hierarchy of the valuation techniques utilized by the Company to determine such fair value:

Description	Amount as of 12/31/2012	Level 1	Level 2	Level 3
Interest Rate Swap 2011	$ 128,000	$ -	$ 128,000	$ -
Warrant Liability	721,000	-	721,000	-
	$ 849,000		$ 849,000	

Description	Amount as of 12/31/2011	Level 1	Level 2	Level 3
Interest Rate Swap 2011	$ 141,000	$ -	$ 141,000	$ -
	$ 141,000		$ 141,000	

The fair value of the detachable warrants was estimated on the date of the grant using the Black-Scholes option-pricing model. This model uses the assumptions listed in the table below as of July 17, 2012 (initial valuation date of the warrants). In the valuation of the warrants, it was determined that the warrants were required to be carried as a derivative liability at fair value. Changes in the fair value of the warrants have been recognized as of year-end.

The Company's interest rate swap agreements were valued using the counterparty's mark-to-market statement, which were validated using modeling techniques that include market inputs such as publically available interest rate yield curves, and were designated as Level 2 within the valuation hierarchy.

GAAP USA requires an entity to recognize all derivatives as either assets or liabilities in the consolidated balance sheet and to measure those instruments at fair value. Under certain conditions, a derivative may be specifically designated as a fair value hedge or a cash flow hedge.

As a result of the use of derivative instruments, the Company was exposed to risk that the counterparty might fail to meet their contractual obligations. Recent adverse developments in the global financial and credit markets could have negatively impacted the creditworthiness of our counterparty and caused them to fail to perform as expected. To mitigate the counterparty credit risk, we only entered into contracts with a major financial institution based upon their credit ratings and other factors, and continually assessed the creditworthiness of the counterparty. The counterparty performed in accordance with their contractual obligations.

On July 1, 2011, we entered into a swap agreement with BMO Capital Markets with respect to $6,780,000 of our loan balances with BMO Harris. This swap agreement limits the Company's exposure to interest rate fluctuations on the Company's floating rate loans. The swap agreement has the effect of fixing the interest rate on the loan balances covered by the swap at 4.65% per annum. The swap agreement is a derivative financial instrument and we determine and record the fair value of the swap agreement each quarter. This value is recorded on the balance sheet of the Company and the amount of the unrealized gain or loss for each period is recorded as interest income or expense on the statement of operations, as the swap is not designated as a hedge for accounting purposes.

Fair Values of Derivative Instruments in the Consolidated Balance Sheets

	Liability Derivatives			
As of December 31,	2012		2011	
Derivatives not designated as hedging instruments under Statement 133	Balance Sheet Location	Fair Value	Balance Sheet Location	Fair Value
Interest Rate Contracts	Accrued Liabilities	$ 128,000	Accrued Liabilities	$ 141,000

The Effect of Derivative Instruments on the Consolidated Statements of Operations

December 31,	2012		2011	
Derivatives not Designated as Hedging Instruments under Statement 133	Location of Loss Recognized in Income on Derivative	Amount of Loss Recognized in Income on Derivative	Location of Loss Recognized in Income on Derivative	Amount of Loss Recognized in Income on Derivative
Interest Rate Contracts	Interest Expense	* $ (67,000)	Interest Expense	** $(181,000)

*Includes interest of $80,000 associated with variances between fixed and variable rates.

**Designated as a cash flow hedge.

5. Other Comprehensive Loss

The following table sets forth the tax effects of components of other comprehensive loss and the accumulated balance of other comprehensive loss and each component.

Tax Effects Allocated to Each Component of Other Comprehensive Income (Loss) for the years ended December 31, 2012 and 2011

	Before-Tax Amount	Tax (Expense) or Benefit	Net-of-Tax Amount
2012			
Foreign currency translation adjustments	$ 114,097	$ -	$ 114,097
Other comprehensive income	$ 114,097	$ -	$ 114,097

	Before-Tax Amount	Tax (Expense) or Benefit	Net-of-Tax Amount
2011			
Foreign currency translation adjustments	$ (692,881)	$ -	$ (692,881)
Other comprehensive loss	$ (692,881)	$ -	$ (692,881)

Accumulated Other Comprehensive Loss Balances as of December 31, 2012

	Foreign Currency Items	Unrealized Gain (Loss) on Derivatives	Accumulated Other Comprehensive Loss
Beginning balance	$ (2,285,679)	$ -	$ (2,285,679)
Current period change	114,097	-	114,097
Ending balance	$ (2,171,582)	$ -	$ (2,171,582)

Accumulated Other Comprehensive Loss Balances as of December 31, 2011

	Foreign Currency Items	Unrealized Gain (Loss) on Derivatives	Accumulated Other Comprehensive Loss
Beginning balance	$ (1,592,798)	$ -	$ (1,592,798)
Current period change	(692,881)	-	(692,881)
Ending balance	$ (2,285,679)	$ -	$ (2,285,679)

For the years ended December 31, 2012 and 2011, no tax benefit has been recorded on the foreign currency translation adjustments; as such amounts would result in a deferred tax asset and are not expected to reverse in the foreseeable future.

6. Major Customers

For the year ended December 31, 2012, the Company's top three customers accounted for approximately 26.3%, 8.9% and 7.5% of consolidated net sales. In 2011, the top three customers accounted for approximately 28.8%, 12.2% and 9.4%. At December 31, 2012, the outstanding accounts receivable balances due from these three customers were $2,021,000, $627,000 and $0, respectively. At December 31, 2011, the outstanding accounts receivable balances due from these three customers were $2,390,000, $746,000 and $0, respectively.

7. Inventories

Inventories are stated at the lower of cost or market. Cost is determined using standard costs which approximate costing determined on a first-in, first out basis. Standard costs are reviewed and adjusted periodically and at year end based on actual direct and indirect production costs. On a periodic basis, the Company reviews its inventory for estimated obsolescence or unmarketable items, primarily by reviewing future demand requirements and shelf life of the product.

Inventories are comprised of the following:

	December 31, 2012	December 31, 2011
Raw materials	$ 3,486,000	$ 3,027,000
Work in Process	1,388,000	1,503,000
Finished Goods	11,576,000	9,193,000
Allowance for excess quantities	(636,000)	(384,000)
Total inventories	$ 15,814,000	$ 13,339,000

8. Notes Payable and Capital Leases

Long term debt consists of:

		Dec. 31, 2012		Dec. 31, 2011
Mezzanine Note Payable BMO Private Equity, balance due January 18, 2018, interest at 11.50% (effective rate of 15.56%)	$	5,000,000	$	-
Less: Remaining debt discount to be amortized		(663,000)		-
Term Loan with Barrington Bank, payable in monthly installments of $11,000 amortized over 7 years, interest at 6.25%, balance due May 2016, which uses balloon production and related equipment as collateral.		633,000		779,000
Mortgage Loan with BMO Harris, payable in monthly installments of $7,778 plus interest at prime (3.25%) plus a premium rate (based on loan covenants) of 0.75% (4.00%) at December 31, 2012 and 2011, (amortized over 25 years), balance due July 18, 2017.		2,084,000		2,178,000
Equipment Loan with BMO Harris, payable in monthly installments of $22,323 beginning April 2012 plus interest at prime (3.25%) plus a premium rate (based on loan covenants) of 0.75% (4.00%) at December 31, 2012 and 2011, (amortized over 60 months), balance due March 31, 2017.		1,138,000		1,339,000
Capital Lease with Yale Financial Services, payable in monthly installments of $574 (amortized over 5 years).		-		3,000
Subordinated Notes (Officers) due on demand, interest at 9% (see Notes 9, 14).		29,000		33,000
Subordinated Notes (Officers) due on demand, interest at 8% (see Notes 9, 14).		595,000		795,000
Subordinated Notes (Officers) due on demand, interest at prime (3.25%) plus 2% (5.25%) at December 31, 2012 and 2011 (see Note 9).		500,000		597,000
Subordinated Notes (Officers) due 2013, interest at 8.5% (see Note 9).		-		104,000
Notes Payable (Affiliates) due 2015, interest at prime (3.25%) plus 0.25% (3.50%) at December 31, 2012 and 2011 (see Note 12).		30,000		28,000
Notes Payable (Affiliates) due 2021, interest at 11.75% (see Note 12).		116,000		112,000
Total long-term debt		9,462,000		5,968,000
Less current portion		(1,485,000)		(1,797,000)
Total Long-term debt, net of current portion	$	7,977,000	$	4,171,000

On April 29, 2010, the Company entered into a Credit Agreement and associated documents with BMO Harris under which BMO Harris agreed to extend to the Company a credit facility in the aggregate amount of $14,417,000. The facility includes (i) a Revolving Credit providing for maximum advances to the Company, and letters of credit, based upon the level of availability measured by levels of eligible receivables and inventory of the Company of $9,000,000, (ii) an Equipment Loan of up to $2,500,000 providing for loans for the purchase of equipment, (iii) a Mortgage Loan of $2,333,350, and (iv) a Term Loan in the amount of $583,333. The amount we can borrow on the Revolving Credit includes 85% of eligible accounts and 60% of eligible inventory (up to a maximum of $9,000,000). The Mortgage Loan is amortized over a term of 25 years. The maturity date of the facility is April 30, 2013. As of December 31, 2012 the balance outstanding on the Revolving Line of credit with BMO Harris was $6,109,000, which bears interest of 3.5%, leaving an available balance of $3,600,000. As of December 31, 2012 the balance outstanding on the Line of credit at Flexo Universal was $146,000, which bears interest of 13.6%.

Certain terms of the loan agreement, as amended, include:

- *Restrictive Covenants*: The Loan Agreement includes several restrictive covenants under which we are prohibited from, or restricted in our ability to:
  - Borrow money;
  - Pay dividends and make distributions;
  - Make certain investments;
  - Use assets as security in other transactions;
  - Create liens;
  - Enter into affiliate transactions;
  - Merge or consolidate; or
  - Transfer and sell assets.

- *Financial Covenants*: The Loan Agreement includes a series of financial covenants we are required to meet including:
  - We are required to maintain a tangible net worth (plus Subordinated Debt) in excess of $7,100,000 plus 50% of cumulative net income of the Company after January 1, 2010;
  - We are required to maintain specified ratios of senior debt to EBITDA on an annual basis and determined quarterly; and,
  - We are required to maintain a level of adjusted EBITDA to fixed charges on an annual basis determined quarterly of not less than 1.1 to 1. Adjusted EBITDA is EBITDA minus (i) taxes paid, (ii) dividends paid, (iii) payments for the purchase or redemption of stock, and (iv) unfunded capital expenditures.

As of December 31, 2012, the Company was not in compliance with two financial covenants provided in the Loan Agreement and one in the Note and Warrant Purchase Agreement. BMO Harris and BMO Equity have each executed waivers of such non-compliance by the Company (see Note 20).

On July 17, 2012, the Company entered into Amendment Number 3 to the Credit Agreement among the Company and BMO Harris pursuant to which (i) the amount of the loan commitment on the revolver loan of BMO Harris was increased from $9 million to $12 million, (ii) BMO Harris consented to a transaction among the Company and BMO Equity and (iii) the term of credit and loans to the Company provided in the Credit Agreement and BMO Harris was extended to July 17, 2017.

Also, on July 17, 2012, the Company entered into a Note and Warrant Purchase Agreement with BMO Equity pursuant to which (i) BMO Equity advanced to the Company the sum of $5 million and (ii) the Company issued to BMO Equity a detachable warrant to purchase up to Four Percent (4%) of the outstanding shares of common stock of the Company on a fully-diluted basis (140,048 shares of common stock of the Company) at the price of One Cent ($0.01) per share. A value of $703,000 was allocated to the detachable warrant. The term of the loan provided for in this Agreement is five and a half years. Interest is payable on the outstanding balance of the loan at the rate of 11.5% per annum.

The amortization of the debt discount will result in the Company's recognition of additional interest expense based on the effective interest method over the term of the underlying notes payable. Additional interest expense and accretion of $40,000 and $0 was recognized during 2012 and 2011, respectively.

The Note and Warrant Purchase Agreement includes provisions for:

(i) a closing fee of $100,000

(ii) payment of the principal amount in five and a half years with optional prepayment subject to certain prepayment premiums;

(iii) security for the note obligations in all assets of the Company junior to the security interest of BMO Harris;

(iv) various representations and warranties and covenants of the Company;

(v) financial covenants including an applicable senior leverage ratio, fixed charge coverage ratio and tangible net worth amount.

Future minimum principal payments for amounts outstanding under these long-term debt agreements for each of the years ended December 31 are:

2013	$	1,485,000
2014		359,000
2015		380,000
2016		523,000
2017		1,689,000
Thereafter		5,026,000
Total	$	9,462,000

9. Subordinated Debt

In February 2003, the Company received $1,630,000 from certain shareholders in exchange for (i) 9% subordinated notes and (ii) five year warrants to purchase 163,000 common shares at $4.87 per share. The proceeds were to (i) re-finance the bank loan of CTI Mexico in the amount of $880,000 and (ii) to provide financing for CTI Mexico and Flexo Universal. The value of the warrants was $460,000 calculated using Black-Scholes option pricing formula. The Company applied the discount against the subordinated debt. The discount was amortized using the effective interest method to interest expense over the term of the debt. These loans are subordinated to the bank debt of the Company. On February 8, 2008 those shareholders exercised these warrants in exchange for a reduction on these notes of $794,000. The remaining balance of $29,000 is due on demand.

In February 2006, the Company received $1,000,000 from certain shareholders in exchange for (i) five year subordinated notes bearing interest at 2% over the prime rate determined on a quarterly basis and (ii) five year warrants to purchase an aggregate of 303,030 shares of common stock of the Company at the price of $3.30 per share. The proceeds were to fund capital improvements and give additional liquidity to the Company. The value of the warrants was $443,000 using the Black-Scholes option pricing formula. The Company applied the discount against the subordinated debt. The discount was amortized using the effective interest method to interest expense over the term of the debt. These loans are subordinated to the bank debt of the Company. On May 28, 2010, these shareholders exercised all of these warrants in exchange for note indebtedness. The remaining balance of $500,000 is due on demand.

At various times from 2003 to 2005, certain shareholders loaned an aggregate of $814,000 to the Company in exchange for notes bearing interest at an annual rate of 8%. These notes are subordinated to the bank loan of the Company. The remaining balance of $595,000 is due on demand.

At various times from 2003 to 2006, certain shareholders loaned amounts to the Company in exchange for notes bearing interest of 8.5%. These notes are subordinated to the bank loan of the Company. The remaining balance has been paid as of December 31, 2012.

10. Income Taxes

The income tax provisions are comprised of the following:

		Dec. 31 2012	Dec. 31 2011
Current:			
	Federal	$ -	$ -
	State	-	15,851
	Foreign	471,112	149,763
		$ 471,112	$ 165,614
Deferred			
	Federal	$ (112,978)	$ 228,524
	State	-	-
	Foreign	(311,862)	(74,694)
		(424,840)	153,830
Total Income Tax Provision		$ 46,272	$ 319,444

The components of the net deferred tax asset at December 31 are as follows:

	2012	2011
Deferred tax assets:		
Allowance for doubtful accounts	$ 20,534	$ 11,682
Inventory allowances	255,285	181,170
Accrued liabilities	73,929	70,765
Unicap 263A adjustment	151,625	151,625
Net operating loss carryforwards	602,580	955,717
Alternative minimum tax credit carryforwards	348,867	351,619
State investment tax credit carryforward	34,523	30,512
Foreign tax credit carryforward	615,080	298,635
Other foreign tax items	600,844	246,473
Total deferred tax assets	2,703,267	2,298,198
Deferred tax liabilities:		
Tax over book basis of capital assets	(1,113,335)	(1,175,615)
Other foreign tax items	(207,607)	(165,099)
Net deferred tax assets	$ 1,382,325	$ 957,484

The Company has a net operating loss carryforwards of approximately $1,502,000 expiring in various years through 2025. In addition, the Company has approximately $349,000 of alternative minimum tax credits as of December 31, 2012, which have no expiration date.

Income tax provisions differed from the taxes calculated at the statutory federal tax rate as follows:

	Years Ended December 31,	
	2012	2011
Taxes at statutory rate	$ 32,411	$ 245,966
State income taxes	5,718	43,395
Nondeductible expenses	57,937	57,772
Foreign taxes and other	(49,794)	(27,689)
Income tax provision	$ 46,272	$ 319,444

The Company files tax returns in the U.S., and in the U.K, Germany and Mexico foreign tax jurisdictions and also in various state jurisdictions in the U.S. The tax years 2009 through 2012 remain open to examination. Our policy is to recognize interest and penalties related to uncertain tax positions in income tax expense. During the twelve months ended December 31, 2012 and 2011, the Company did not recognize expense for interest or penalties, and do not have any amounts accrued at December 31, 2012 and 2011, as the Company does not believe it has taken any uncertain tax positions.

11. Employee Benefit Plan

The Company has a defined contribution plan for substantially all employees. Profit sharing contributions may be made at the discretion of the Board of Directors. Effective January 1, 2006, the Company amended its defined contribution plan. Under the amended plan, the maximum contribution for the Company is 4% of gross wages. Employer contributions to the plan totaled $126,000 and $113,000 for the years ended December 31, 2012 and 2011, respectively.

12. Related Party Transactions

Stephen M. Merrick, President and Chief Financial Officer of the Company, is of counsel to a law firm from which we received legal services during the year. Mr. Merrick is both a director and a shareholder of the Company. Legal fees paid to this firm were $143,000 and $127,000 for the years ended December 31, 2012 and 2011, respectively.

John H. Schwan, Chief Executive Officer of the Company, is a principal of Shamrock Packaging and affiliated companies. The Company made payments for of packaging materials, rent and temporary employees from Shamrock of approximately $2,985,000 and $2,019,000 during the years ended December 31, 2012 and 2011, respectively. At December 31, 2012 and 2011, outstanding accounts payable balances were $679,000 and $790,000, respectively.

During the period from January 2003 to the present, John H. Schwan, Chief Executive Officer of the Company, and Stephen M. Merrick, President and Chief Financial Officer, have made loans to the Company and to Flexo which have outstanding balances, for the Company of

$1,124,000 and $1,425,000 and for Flexo of $0 and $104,000 as of December 31, 2012 and 2011, respectively.

During 2012 and 2011, interest expense to these individuals on these outstanding loans was $84,000 and $112,000, respectively (see Notes 10 and 12).

During 2010, two entities owned by John H. Schwan and Stephen M. Merrick provided financing for the acquisition and construction of latex balloon production and related equipment (see Note 13).

Other Assets include amounts due to the Company from its employees. As of December 31, 2012 and 2011, the balance outstanding on these amounts was $19,000 and $29,000, respectively.

Items identified as Notes Payable Affiliates in the Company's Consolidated Balance Sheet as of December 31, 2012 include loans by shareholders to Flexo Universal totaling $116,000 as well as a loan to CTI Europe totaling $30,000.

13. Variable Interest Entities ("VIE") and Transactions

During 2010, two entities owned by officers and principal shareholders of the Company (John H. Schwan and Stephen M. Merrick) provided financing for Flexo Universal, the Company's Mexico subsidiary, for the acquisition and construction of latex balloon production and related equipment. The entities included Venture Leasing L.L.C., ("VLUS"), an Illinois limited liability company which is 100% owned by an entity owned by Mr. Schwan and Mr. Merrick, and Venture Leasing Mexico S. A. de R. L ("VLM"), a Mexico company which is also owned 100% by entities owned by Mr. Schwan and Mr. Merrick. The Company is the primary beneficiary of VLUS & VLM and accordingly consolidated the result of the entities in its financial statements.

Mr. Schwan and Mr. Merrick, through entities owned by them, arranged for a line of credit in the amount of $1,000,000 from Barrington Bank in order to loan monies to VLUS as needed. During 2010, VLUS received advances on this line totaling $700,000. VLUS loaned substantially all of these funds to VLM. VLM utilized the funds to purchase materials, parts, components and services for the acquisition and construction of balloon production and related equipment to be placed at the premises of Flexo Universal. Assembly and construction of this equipment was completed on or about December 31, 2010 and, in January 2011, the equipment was placed in service at Flexo Universal.

Title to the equipment remains in the name of VLM. VLM leases the equipment to Flexo Universal under a three-year lease under which Flexo Universal will pay to VLM rental payments at the rate of approximately $9,000 per month and will have the right to purchase the equipment from VLM at the expiration of the lease at fair market value. The Company has not provided any guarantees related to VLUS or VLM and no creditors of the variable interest entities have recourse to the general credit of the Company as a result of including VLUS & VLM in the consolidated financial statements.

The accounts of VLM and VLUS have been consolidated with the accounts of the Company for 2012 and 2011 and will be consolidated in the future.

		Dec. 31, 2012		Dec. 31, 2011
Current Assets	$	130,000	$	105,000
Property, plant and equipment, net		662,000		550,000
Other noncurrent assets		622,000		774,000
Total assets	$	1,414,000	$	1,429,000
Mortgages and other long-term debt payable	$	1,385,000	$	1,488,000
Total liabilities	$	1,385,000	$	1,488,000

14. Goodwill

Under the provisions of GAAP USA, goodwill is subject to at least annual assessments for impairment by applying a fair-value based test. GAAP USA also requires that an acquired intangible asset should be separately recognized if the benefit of the intangible asset is obtained through contractual or other legal rights, or if the asset can be sold, licensed, rented or exchanged, regardless of the acquirer's intent to do so. The Company has no acquired intangible assets other than goodwill.

As of December 31, 2012 and 2011, we determined that the fair value of the Company's interest in goodwill related to Flexo Universal as recorded was not impaired. The carrying amount of goodwill as of December 31, 2012 and 2011 was $989,000.

During 2010, the Company purchased an additional interest of $101,000 in its German subsidiary, CTI Europe, and recorded $44,000 of goodwill in the transaction. We have determined that the fair value of the Company's interest in the goodwill related to CTI Europe was not impaired as of December 31, 2012 and 2011.

15. Commitments

Operating Leases

The Company's United Kingdom subsidiary maintains a lease for office and warehouse space which expires December 2014 at a cost of $5,000 per month. In September 2010, the Company's German subsidiary entered into a 3-year lease to rent approximately 3,000 square feet of office and warehouse space in Heusenstamm, Germany at a cost of $2,000 per month. In August 2011, Flexo Universal entered into a 5-year lease to rent 73,000 square feet of warehouse and office space in Guadalajara, Mexico at the cost of $30,000 per month. In

October 2011, we entered into a lease agreement, expiring on December 31, 2012, to rent approximately 30,000 square feet of warehouse space in Elgin, Illinois at a cost of $20,000 per month. In May 2012, we entered into a lease agreement, expiring on March 31, 2013 to rent approximately 23,000 square feet of warehouse space in Cary, Illinois at a cost of 10,000 per month. All of the Company's lease payments are recognized on a straight-line basis as none of the leases have escalation clauses. In September 2012, we entered into a lease agreement, expiring on February 28, 2017 to rent approximately 117,000 square feet of warehouse and office space in Lake Zurich, Illinois at a cost per month as follows:

Lease period	Amount per month	
March 1, 2013 – October 31, 2013	$	25,000
November 1, 2013 – October 31, 2014		28,000
November 1, 2014 – October 31, 2015		30,000
November 1, 2015 – October 31, 2016		33,000
November 1, 2016 – February 28, 2017		36,000

The net lease expense was $935,000 and $683,000 for the years ended December 31, 2012 and 2011, respectively.

The future aggregate minimum net lease payments under existing agreements as of December 31, are as follows:

2013	$	949,000
2014		975,000
2015		907,000
2016		692,000
2017		72,000
Thereafter		-
Total	$	3,595,000

Licenses

The Company has certain merchandising license agreements, which are of a one to two year duration that require royalty payments based upon the Company's net sales of the respective products. The agreements call for guaranteed minimum commitments that are determined on a calendar year basis. Future guaranteed commitments due, as computed on a pro rata basis, as of December 31, are as follows:

2013	$	271,000
2014		375,000
Thereafter		-
Total	$	646,000

16. Stockholders' Equity

Stock Options

The Company has adopted GAAP USA which requires all stock-based payments to employees, including grants of employee stock options, to be recognized in the consolidated financial statements based on their grant-date fair values.

The Compensation Committee administers the stock-based plans. The exercise price for Incentive Stock Options ("ISO") cannot be less than the fair value of the stock subject to the option on the grant date (110% of such fair value in the case of ISOs granted to a stockholder who owns more than 10% of the Company's Common Stock). The exercise price of a Non-Qualified Stock Options ("NQSO") shall be fixed by the Compensation Committee at whatever price the Committee may determine in good faith. Unless the Committee determines otherwise, options beginning with the 2007 Plan generally have a 4-year term with a 3-year vesting schedule. Unless the Committee provides otherwise, options terminate upon the termination of a participant's employment, except that the participant may exercise an option to the extent it was exercisable on the date of termination and for a period of time after termination. Officers, directors and employees of, and consultants to the Company, or any parent or subsidiary corporation selected by the Committee, are eligible to receive options under the Plan. Subject to certain restrictions, the Committee is authorized to designate the number of shares to be covered by each award, the terms of the award, the date on which and the rates at which options or other awards may be exercised, the method of payment, vesting and other terms.

The Company has applied the Black-Scholes model to value stock-based awards. That model incorporates various assumptions in the valuation of stock-based awards relating to the risk-free rate of interest to be applied, the estimated dividend yield and expected volatility of the Company's Common Stock. The risk-free rate of interest is the U.S. Treasury yield curve for periods within the expected term of the option at the time of grant. The expected volatility is based on historical volatility of the Company's Common Stock.

The valuation assumptions we have applied to determine the value of stock-based awards were as follows:

Historical stock price volatility: The Company used the weekly closing price to calculate historical annual volatility.

Risk-free interest rate: The Company bases the risk-free interest rate on the rate payable on US treasury securities in effect at the time of the grant.

Expected life: The expected life of the option represents the period of time options are expected to be outstanding. The Company uses an expected life of 3.8 years.

Dividend yield: The estimate for dividend yield is 0.0%, as the Company did not issue dividends during 2012.

Estimated forfeitures: When estimating forfeitures, the Company considers historical terminations as well as anticipated retirements.

The Company, at the discretion of the board, may issue options in excess of the total available, if options related to that stock plan are cancelled. In some cases, not all shares that are available to a stock plan are issued, as the Company is unable to issue options to a previous plan when a new plan is in place.

The Company's pre-tax income for the fiscal year ended December 31, 2012 and 2011 includes approximately $95,000 and $134,000, respectively, of compensation costs related to share-based payments. As of December 31, 2012, there is $224,000 of unrecognized compensation expense related to non-vested stock option grants. We expect approximately $118,000, $70,000, $26,000, $8,000 and $2,000 to be recognized during 2013, 2014, 2015, 2016 and 2017 respectively.

On April 12, 2001, the Board of Directors approved for adoption, effective December 27, 2001, the 2001 Stock Option Plan ("2001 Plan"). The 2001 Plan authorizes the grant of options to purchase up to an aggregate of 119,050 shares of the Company's Common Stock. As of December 31, 2012, 139,958 options (including cancelled shares re-issued under the Plan) have been granted and were fully vested at the time of grant; 2,000 remain outstanding. During 2012, 5,500 options were exercised.

On April 24, 2002, the Board of Directors approved for adoption, effective October 12, 2002, the 2002 Stock Option Plan ("2002 Plan"). The 2002 Plan authorizes the grant of options to purchase up to an aggregate of 142,860 shares of the Company's Common Stock. As of December 31, 2012, 123,430 options have been granted and were fully vested at the time of grant; 27,500 remain outstanding. No options were exercised during 2012.

On June 22, 2007, the Board of Directors approved for adoption, effective October 1, 2007, the 2007 Stock Incentive Plan ("2007 Plan"). The 2007 Plan authorizes the grant of options to purchase up to an aggregate of 150,000 shares of the Company's Common Stock. On October 1, 2007, the company issued 74,000 options under the 2007 Plan. During 2008, the company issued an additional 77,500 options under the 2007 Plan. As of December 31, 2012, no options remain outstanding. During 2012, 43,500 options were exercised and 2,500 options expired.

Also under the 2007 Plan, in January 2010, the Company granted 14,250 restricted shares. During 2010, 7,125 shares had their restriction expire and the remaining 7,125 shares will have their restriction expire during 2011, the value of these shares were determined using the market value of the Company's shares on the day the shares were issued.

On April 10, 2009, the Board of Directors approved for adoption, and on June 5, 2009, the shareholders of the Company approved the 2009 Stock Incentive Plan ("2009 Plan"). The 2009 Plan authorizes the issuance of up to 250,000 shares of stock or options to purchase stock of the Company. As of December 31, 2012, 191,000 options have been granted; 189,000 remain outstanding of which 17,500 are vested and 171,500 are not vested. During 2012, 1,500 options were cancelled and 109,000 options were granted. Of the total outstanding options, 21,000 have vesting schedule A, 29,000 have vesting schedule B, 30,000 have vesting schedule C, and 109,000 have vesting schedule D. Vesting schedules for the 2009 Plan are as follows:

Vesting Schedule A		Vesting Schedule B		Vesting Schedule C		Vesting Schedule D	
25%	12 months	33%	24 months	50%	48 months	20%	6 months
50%	24 months	67%	36 months	100%	57 months	40%	18 months
75%	36 months	100%	48 months			60%	30 months
100%	48 months					80%	42 months
						100%	54 months

The following is a summary of options exercised during the years ended December 31:

	2012		2011	
	Shares	Intrinsic Value	Shares	Intrinsic Value
2001 Plan Options	5,500	$ 11,150	-	$ -
2002 Plan Options	-	$ -	-	$ -
2007 Plan Options	43,500	$ 135,016	-	$ -
2009 Plan Options	-	$ -	4,000	$ 9,750

The following is a summary of the activity in the Company's stock option plans and other options for the years ended December 31, 2012 and 2011, respectively:

	December 31, 2012		December 31, 2011	
	Shares	Weighted Avg. Exercise Price	Shares	Weighted Avg. Exercise Price
Exercisable, beginning of period	86,625	$ 2.61	110,625	$ 3.36
Vested	12,250	5.97	22,250	2.97
Exercised	(49,000)	1.94	(4,000)	2.49
Cancelled	(2,875)	5.10	(42,250)	4.78
Exercisable at the end of period	47,000	$ 4.03	86,625	$ 2.61

	December 31, 2012			December 31, 2011		
		Weighted Avg.			Weighted Avg.	
	Shares	Exercise Price		Shares	Exercise Price	
Outstanding, beginning of period	162,500	$	4.25	202,750	$	4.28
Granted	109,000		5.17	8,000		5.96
Exercised	(49,000)		1.94	(4,000)		2.49
Cancelled	(4,000)		5.35	(44,250)		4.84
Outstanding at the end of period	218,500	$	5.21	162,500	$	4.25

At December 31, 2012, available options to grant were 59,000 under the 2009 Plan.

Significant option groups remained outstanding at December 31, 2012 and related weighted average grant date fair value, remaining life and intrinsic value information are as follows:

	Options Outstanding				Options Vested			
Options by Grant Date	Shares	Weighted Avg.	Remain. Life	Intrinsic Val	Shares	Weighted Avg.	Remain. Life	Intrinsic Val
Dec 2005	29,500	$ 2.88	3.0	$ 67,260	29,500	$ 2.88	3.0	$ 67,260
Dec 2010	72,000	6.14	3.0	-	17,500	5.97	3.0	-
Jan 2011	8,000	5.96	3.0	-	-	-	-	-
Nov 2012	109,000	5.17	4.9	-	-	-	-	-
TOTAL	218,500	$ 5.21	4.0	$ 67,260	47,000	$ 4.03	3.0	$ 67,260

Warrants

In February 2006, certain members of company management were issued warrants, which fully vested immediately, to purchase 303,030 shares of the Company's Common Stock at an exercise price of $3.30 per share in consideration of their loaning the company $1,000,000. The fair value of the warrants granted on February 1, 2006, was $443,000 which was estimated at the date of grant using the Black-Scholes pricing model. On May 28, 2010, all of these warrants were exercised in exchange for note indebtedness.

On October 1, 2008, the Company issued warrants to purchase 20,000 shares of common stock of the Company to both John Schwan and Stephen M. Merrick exercisable at the price of $4.80 per share (the market price of the stock on the date of the warrants) in consideration for the personal guarantees by each of up to $2 million in principal amount of the bank debt of the Company. On May 28, 2010, Mssrs. Schwan and Merrick exercised these warrants in exchange for outstanding indebtedness of the Company to them.
On July 17, 2012, the Company issued detachable warrants in connection with the Note and Warrant Purchase Agreement with BMO Equity (see Note 8). The warrants are exercisable at any time after July 17, 2012 and until July 17, 2022, or 18 months after full payment of the related $5,000,000 note payable, whichever is earlier, for up to 4% of the outstanding units of

the Company (on a fully diluted basis) on the date of exercise. The warrants are exercisable at the purchase price of $0.01 per unit. At inception, the fair value allocated to the warrants of $703,000 was separately reflected as a noncurrent liability in the consolidated balance sheet.

The fair value of the detachable warrants was estimated on the date of the grant using the Black-Scholes option-pricing model. This model uses the assumptions listed in the table below as of July 17, 2012 (initial valuation date of the warrants). In the valuation of the warrants, it was determined that the warrants were required to be carried as a derivative liability at fair value. Changes in the fair value of the warrants have been recognized as of year-end.

	July 17, 2012	December 31, 2012
Weighted average fair value per warrant	$5.03	$4.87
Risk-free interest rate	0.99%	1.18%
Expected lives	7.50 years	7.00 years
Expected volatility	36.98%	28.18%

The following is a summary of the activity of the Company's warrants for the years ended December 2012 and 2011:

	December 31, 2012		December 31, 2011	
	Shares	Weighted Avg. Exercise Price	Shares	Weighted Avg. Exercise Price
Outstanding and exercisable, beginning of period	-	$ -	-	$ -
Granted	140,048	0.01	-	-
Exercised	-	-	-	-
Cancelled	-	-	-	-
Outstanding and exercisable at the end of period	140,048	$ 0.01	-	$ -

The warrants outstanding and exercisable as of December 31, 2012 have a remaining life of 9.5 years and an intrinsic value of $721,000.

17. Earnings Per Share

Basic earnings per share is computed by dividing net income by the weighted average number of shares of common stock outstanding during each period.

Diluted earnings per share is computed by dividing the net income by the weighted average number of shares of common stock and equivalents (stock options and warrants), unless anti-dilutive, during each period.

For the three and twelve months ended December 31, 2012, 117,913 shares were anti-dilutive (not included in the determination of earnings on a diluted basis), all of which were represented by options. For the three months ended December 31, 2011, 84,000 shares were anti-dilutive shares. For the twelve months ended December 31, 2011, 81,500 shares were anti-dilutive, all of which were represented by options.

Consolidated Earnings per Share

	Year Ended December 31,	
	2012	2011
Basic		
Average shares outstanding:		
Weighted average number of shares outstanding during the period	3,216,756	3,138,958
Earnings:		
Net income attributable to CTI Industries Corporation	$ 101,749	$ 483,910
Amount for per share Computation	$ 101,749	$ 483,910
Net earnings applicable to Common Shares	$ 0.03	$ 0.15
Diluted		
Average shares outstanding:	3,216,756	3,138,958
Weighted averages shares Outstanding Common stock equivalents (options, warrants)	76,350	42,144
Weighted average number of shares outstanding during the period	3,293,106	3,181,102
Earnings:		
Net income attributable to CTI Industries Corporation	$ 101,749	$ 483,910
Amount for per share computation	$ 101,749	$ 483,910
Net income applicable to Common Shares	$ 0.03	$ 0.15

18. Geographic Segment Data

The Company's operations consist of a business segment which designs, manufactures, and distributes film products. Transfers between geographic areas were primarily at cost plus a standard markup. The Company's subsidiaries have assets consisting primarily of trade accounts receivable, inventory and machinery and equipment. Sales and selected financial information by geographic area for the years ended December 31, 2012 and 2011, respectively, are:

	United States	United Kingdom (UK)	Europe (Excluding UK)	Mexico	Consolidated
Year ended 12/31/12					
Sales to outside customers	$ 35,527,000	$ 2,427,000	$ 817,000	$ 10,772,000	$ 49,543,000
Total Assets	$ 27,708,000	$ 1,133,000	$ 1,057,000	$ 7,849,000	$ 37,747,000

	United States	United Kingdom (UK)	Europe (Excluding UK)	Mexico	Consolidated
Year ended 12/31/11					
Sales to outside customers	$ 34,657,000	$ 1,838,000	$ 376,000	$ 10,300,000	$ 47,171,000
Total Assets	$ 25,302,000	$ 734,000	$ 464,000	$ 7,116,000	$ 33,616,000

19. Contingencies

In the ordinary conduct of our business, we are from time to time subject to lawsuits, investigations and claims, including environmental claims and employee-related matters. Although we cannot predict with certainty the ultimate resolution of lawsuits, investigations and claims asserted against us, including civil penalties or other enforcement actions, we do not believe that any currently pending legal proceeding or proceedings to which we are a party will have a material adverse effect on our business, financial condition or results of operations.

20. Subsequent Event

On April 12, 2013, the Company entered into Amendment No. 4 to the Credit Agreement among the Company and BMO Harris Bank N.A. (the "Bank") (the "Credit Agreement Amendment") and also entered into Amendment No. 1 to the Note and Warrant Purchase Agreement among the Company and BMO Private Equity (U.S.) (the "NWPA Agreement Amendment").

In the Credit Agreement Amendment, the Bank, and in the NWPA Agreement Amendment, the Fund, waives defaults by the Company as of December 31, 2012 and March 31, 2013 with respect to certain financial covenants in the agreement relating to the Senior Leverage Ratio and Total Leverage Ratio. In addition, the levels of these financial covenants for June 30, 2013 and subsequent quarters during the term of the agreements are revised. Management believes that the Company will comply with these financial covenants, as revised, for the next 12 months.

Schedule II – Valuation and Qualifying Accounts:

The following is a summary of the allowance for doubtful accounts related to accounts receivable for the years ended December 31:

	2012	2011
Balance at beginning of year	$ 67,000	$ 59,000
Charged to expenses	30,000	21,000
Uncollectible accounts written off	(2,000)	(10,000)
Balance at end of year	$ 99,000	$ 70,000

The following is a summary of the allowance for excess inventory for the years ended December 31:

	2012	2011
Balance at beginning of year	$ 384,000	$ 376,000
Charged to expenses	252,000	8,000
Obsolete inventory written off	-	-
Balance at end of year	$ 636,000	$ 384,000

The following is a summary of property and equipment and the related accounts of accumulated depreciation for the years ended December 31:

	2012	2011
Cost Basis		
Balance at beginning of year	$ 34,342,000	$ 33,539,000
Additions	2,229,000	1,377,000
Disposals	-	-
Balance at end of year	$ 36,571,000	$ 34,916,000
Accumulated depreciation		
Balance at beginning of year	$ 26,072,000	$ 24,486,000
Depreciation	1,800,000	1,586,000
Disposals	-	-
Balance at end of year	$ 27,872,000	$ 26,072,000

Report of Independent Registered Public Accounting Firm

To The Board of Directors and Stockholders of
CTI Industries Corporation and Subsidiaries
Lake Barrington, Illinois

We have audited the accompanying consolidated balance sheet of CTI Industries Corporation and Subsidiaries as of December 31, 2012, and the related consolidated statements of comprehensive income, stockholders' equity and cash flows for the year ended December 31, 2012. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position CTI Industries Corporation and Subsidiaries as of December 31, 2012 and the results of their operations and their cash flows for the year ended December 31, 2012, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the related consolidated financial statement schedule for the year ended December 31, 2012 when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

/s/ Plante & Moran, PLLC
Chicago, Illinois
April 15, 2013

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
CTI Industries Corporation

We have audited the accompanying consolidated balance sheet of CTI Industries Corporation and Subsidiaries (the "Company") as of December 31, 2011, and the related consolidated statement of comprehensive income, stockholders' equity and cash flows for the year then ended. Our audit also included the financial statement schedule for the year ended December 31, 2011 listed in the Index at item 15(a). These consolidated financial statements and consolidated schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements and consolidated schedule based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company has determined that it is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of CTI Industries Corporation and Subsidiaries as of December 31, 2011, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ Blackman Kallick, LLP
Chicago, Illinois
March 29, 2012

Item No. 9 – Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None

Item No. 9A – Controls and Procedures

Disclosure Controls and Procedures

As required by Rule 13a-15(b) under the Exchange Act, we conducted an evaluation, under the supervision and with the participation of our management, including our Principal Executive Officer and Principal Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2012, the end of the period covered by this report. Based upon that evaluation, the Principal Executive Officer and Principal Financial Officer concluded that our disclosure controls and procedures are designed to provide reasonable assurance that the information required to be disclosed in our Exchange Act reports is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms and that such information is accumulated and communicated, as appropriate, to allow for timely decisions regarding required disclosure as of December 31, 2012. There were no material changes in our internal control over financial reporting during the fourth quarter of 2012 that have materially affected or are reasonably likely to materially affect our internal controls over financial reporting.

Management's Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles. Internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. generally accepted accounting principles, and that receipts and expenditures are being made only in accordance with authorizations of the management and the Board; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of Company assets that could have a material effect on the financial statements.

Our management conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control – Integrated Framework issued by the Committee Sponsoring Organizations of the Treadway Commission. This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operation effectiveness of controls and a conclusion on this evaluation. Although there are inherent limitations in the effectiveness of any system of internal controls over financial reporting, based on our evaluation, management has concluded our internal controls over financial reporting were effective as of December 31, 2012.

This annual report does not include an attestation report of the company's registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by the company's registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the company to provide only management's report in this annual report.

Item 9B – Other Information

None

PART III

Item No. 10 – Directors and Executive Officers of the Registrant

Information called for by Item 9 of Part III is incorporated by reference to the definitive Proxy Statement for the 2013 Annual Meeting of Shareholders which is expected to be filed with the Commission within 120 days after December 31, 2012.

Item No. 11 – Executive Compensation

Information called for by Item 10 of Part III is incorporated by reference to the definitive Proxy Statement for the 2013 Annual Meeting of Shareholders which is expected to be filed with the Commission within 120 days after December 31, 2012.

Item No. 12 – Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

Information called for by Item 11 of Part III is incorporated by reference to the definitive Proxy Statement for the 2013 Annual Meeting of Shareholders which is expected to be filed with the Commission within 120 days after December 31, 2012.

Item No. 13 – Certain Relationships and Related Transactions

Information called for by Item 12 of Part III is incorporated by reference to the definitive Proxy Statement for the 2013 Annual Meeting of Shareholders which is expected to be filed with the Commission within 120 days after December 31, 2012.

Item No. 14 – Principal Accountant Fees and Services

Information called for by Item 13 of Part III is incorporated by reference to the definitive Proxy Statement for the 2013 Annual Meeting of Shareholders which is expected to be filed with the Commission within 120 days after December 31, 2012.

PART IV

Item No. 15 – Exhibits and Financial Statement Schedules

1. The Consolidated Financial Statements filed as part of this report on Form 10-K are listed on the accompanying Index to Consolidated Financial Statements and Consolidated Financial Statement Schedules.

2. Financial schedules required to be filed by Item 8 of this form, and by Item 15(d) below:

   Schedule II Valuation and qualifying accounts

All other financial schedules are not required under the related instructions or are inapplicable and therefore have been omitted.

3. Exhibits:

Exhibit Number	Document
3.1	Third Restated Certificate of Incorporation of CTI Industries Corporation (Incorporated by reference to Exhibit A contained in Registrant's Schedule 14A Definitive Proxy Statement for solicitation of written consent of shareholders, as filed with the Commission on October 25, 1999)
3.2	By-Laws of CTI Industries Corporation (Incorporated by reference to Exhibit 3.2, contained in Registrant's Form SB-2 Registration Statement (File No. 333-31969) effective November 5, 1997)
4.1	Form of CTI Industries Corporation's common stock certificate (Incorporated by reference to Exhibit 4.1, contained in Registrant's Form SB-2 Registration Statement (File No. 333-31969) effective November 5, 1997)
10.1	CTI Industries Corporation 2001 Stock Option Plan (Incorporated by reference to Appendix E contained in Registrant's Schedule 14A Definitive Proxy Statement, as filed with the Commission on May 21, 2001)
10.2	CTI Industries Corporation 2002 Stock Option Plan (Incorporated by reference to Appendix A contained in Registrant's Schedule 14A Definitive Proxy Statement, as filed with the Commission on May 15, 2002)
10.3	CTI Industries Corporation 2007 Stock Incentive Plan (Incorporated by reference to Appendix A contained in Registrant's Schedule 14A Definitive Proxy Statement, as filed with the Commission on April 30, 2007)

10.4	CTI Industries Corporation 2009 Stock Incentive Plan (Incorporated by reference to Schedule A contained in Registrant's Schedule 14A Definitive Proxy Statement, as filed with the Commission on April 30, 2009)
10.5	Employment Agreement dated June 30, 1997, between CTI Industries Corporation and Howard W. Schwan (Incorporated by reference to Exhibit 10.9, contained in Registrant's Form SB-2 Registration Statement (File No. 333-31969) effective November 5, 1997)
10.6	License Agreement between Rapak, LLC and the Company dated April 28, 2006 (Incorporated by reference to Exhibit 10.1 contained in Registrant's Report on Form 8-K dated May 3, 2006)
10.7	Supply and License Agreement among Registrant and S.C. Johnson & Son, Inc. dated February 1, 2008 (Incorporated by reference to Exhibit 10.1 contained in Registrant's Report on Form 8-K/A dated March 19, 2008)
10.8	Amendment to the License Agreement between Rapak, LLC and the Company dated May 6, 2008 (Incorporated by reference to Exhibit 10.1 contained in Registrant's Report on Form 8-K dated May 8, 2008)
10.9	Credit Agreement between Harris N.A. and CTI Industries Corporation dated April 29, 2010 (Incorporated by reference to Exhibit 10.2 contained in Registrant's Report on Form 10-Q dated May 14, 2010)
10.10	Mortgage and Security Agreement between Harris N.A. and the Company dated April 29, 2010 (Incorporated by reference to Exhibit 10.3 contained in Registrant's Report on Form 10-Q dated May 14, 2010)
10.11	Security Agreement between Harris N.A. and the Company dated April 29, 2010 (Incorporated by reference to Exhibit 10.4 contained in Registrant's Report on Form 10-Q dated May 14, 2010)
10.12	Pledge Agreement between Harris N.A. and the Company dated April 29, 2010 (Incorporated by reference to Exhibit 10.5 contained in Registrant's Report on Form 10-Q dated May 14, 2010)
10.13	Trademark License Agreement between S.C. Johnson & Son, Inc. and CTI Industries Corporation dated December 14, 2011 (Incorporated by reference to Exhibit 10.14 contained in Registrant's Report on Form 10-K dated March 29, 2012)
10.14	Third Amendment to Loan Agreement between BMO Harris Bank, N.A. and the Company dated July 17, 2012 (Incorporated by reference to Exhibit 10.1 contained in Registrant's Report on Form 10-Q dated August 14, 2012).
10.15	Replacement Revolving Note between BMO Harris Bank, N.A. and the Company dated July 17, 2012 (Incorporated by reference to Exhibit 10.2 contained in Registrant's Report on Form 10-Q dated August 14, 2012).

10.16	Note and Warrant Purchase Agreement between BMO Private Equity, Inc. and the Company dated July 17, 2012 (Incorporated by reference to Exhibit 10.3 contained in Registrant's Report on Form 10-Q dated August 14, 2012).
10.17	Warrant Agreement between BMO Private Equity (U.S.), Inc. and the Company dated July 17, 2012 (Incorporated by reference to Exhibit 10.4 contained in Registrant's Report on Form 10-Q dated August 14, 2012).
10.18	Senior Secured Subordinated Promissory Note between BMO Private Equity (U.S.), Inc. and the Company dated July 17, 2012 (Incorporated by reference to Exhibit 10.5 contained in Registrant's Report on Form 10-Q dated August 14, 2012).
10.19	Employment Agreement between Howard W. Schwan and the Company dated September 24, 2012 (Incorporated by reference to Exhibit 10.6 contained in Registrant's Report on Form 10-Q dated November 14, 2012).
10.20	Consulting Agreement between Schwan Flexible Packaging, L.L.C, Howard W. Schwan, and the Company dated January 1, 2013 (Incorporated by reference to Exhibit 10.7 contained in Registrant's Report on Form 10-Q dated November 14, 2012).
10.21	Lease Agreement between Schultz Bros. Co. and the Company dated September 19, 2012 (Incorporated by reference to Exhibit 10.8 contained in Registrant's Report on Form 10-Q dated November 14, 2012).
14	Code of Ethics (Incorporated by reference to Exhibit contained in the Registrant's Form 10-K/A Amendment No. 2, as filed with the Commission on October 8, 2004)
21	Subsidiaries (description incorporated in Form 10-K under Item No. 1)
23.1	Consent of Independent Registered Public Accounting Firm, Plante & Moran, PLLC.
31.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) and rule 15d-14(a) of the Securities Exchange Act, as amended (filed herewith)
31.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) and rule 15d-14(a) of the Securities Exchange Act, as amended (filed herewith)
32	Certification of Chief Executive Officer and Chief Financial Officer Pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (filed herewith)

(a) The Exhibits listed in subparagraph (a)(3) of this Item 15 are attached hereto unless incorporated by reference to a previous filing.

(b) The Schedule listed in subparagraph (a)(2) of this Item 15 is attached hereto.

SIGNATURES

In accordance with Section 13 or 15(d) of the Exchange Act the Registrant caused this report to be signed on its behalf by the undersigned thereunto duly authorized on April 15, 2013.

CTI INDUSTRIES CORPORATION
By: /s/ Stephen M. Merrick
Stephen M. Merrick, President

In accordance with the Exchange Act, this report has been signed below by the following persons on behalf of the Registrant in the capacities and on the dates indicated.

Signatures	Title	Date
/s/ John H. Schwan John H. Schwan	Chief Executive Officer and Director	April 15, 2013
/s/ Stephen M. Merrick Stephen M. Merrick	President, Secretary, Chief Financial Officer and Director	April 15, 2013
/s/ Timothy S. Patterson Timothy S. Patterson	Controller, Senior Vice President of Finance and Administration, Chief Accounting Officer	April 15, 2013
/s/ Stanley M. Brown Stanley M. Brown	Director	April 15, 2013
/s/ Bret Tayne Bret Tayne	Director	April 15, 2013
/s/ John I. Collins John I. Collins	Director	April 15, 2013
/s/ Phil Roos Phil Roos	Director	April 15, 2013

EXHIBIT INDEX

Exhibit Number	Document
3.1	Third Restated Certificate of Incorporation of CTI Industries Corporation (Incorporated by reference to Exhibit A contained in Registrant's Schedule 14A Definitive Proxy Statement for solicitation of written consent of shareholders, as filed with the Commission on October 25, 1999)
3.2	By-Laws of CTI Industries Corporation (Incorporated by reference to Exhibit 3.2, contained in Registrant's Form SB-2 Registration Statement (File No. 333-31969) effective November 5, 1997)
4.1	Form of CTI Industries Corporation's common stock certificate (Incorporated by reference to Exhibit 4.1, contained in Registrant's Form SB-2 Registration Statement (File No. 333-31969) effective November 5, 1997)
10.1	CTI Industries Corporation 2001 Stock Option Plan (Incorporated by reference to Appendix E contained in Registrant's Schedule 14A Definitive Proxy Statement, as filed with the Commission on May 21, 2001)
10.2	CTI Industries Corporation 2002 Stock Option Plan (Incorporated by reference to Appendix A contained in Registrant's Schedule 14A Definitive Proxy Statement, as filed with the Commission on May 15, 2002)
10.3	CTI Industries Corporation 2007 Stock Incentive Plan (Incorporated by reference to Appendix A contained in Registrant's Schedule 14A Definitive Proxy Statement, as filed with the Commission on April 30, 2007)
10.4	CTI Industries Corporation 2009 Stock Incentive Plan (Incorporated by reference to Schedule A contained in Registrant's Schedule 14A Definitive Proxy Statement, as filed with the Commission on April 30, 2009)
10.5	Employment Agreement dated June 30, 1997, between CTI Industries Corporation and Howard W. Schwan (Incorporated by reference to Exhibit 10.9, contained in Registrant's Form SB-2 Registration Statement (File No. 333-31969) effective November 5, 1997)
10.6	License Agreement between Rapak, LLC and the Company dated April 28, 2006 (Incorporated by reference to Exhibit 10.1 contained in Registrant's Report on Form 8-K dated May 3, 2006)
10.7	Supply and License Agreement among Registrant and S.C. Johnson & Son, Inc. dated February 1, 2008 (Incorporated by reference to Exhibit 10.1 contained in Registrant's Report on Form 8-K/A dated March 19, 2008)

10.8	Amendment to the License Agreement between Rapak, LLC and the Company dated May 6, 2008 (Incorporated by reference to Exhibit 10.1 contained in Registrant's Report on Form 8-K dated May 8, 2008)
10.9	Credit Agreement between Harris N.A. and CTI Industries Corporation dated April 29, 2010 (Incorporated by reference to Exhibit 10.2 contained in Registrant's Report on Form 10-Q dated May 14, 2010)
10.10	Mortgage and Security Agreement between Harris N.A. and the Company dated April 29, 2010 (Incorporated by reference to Exhibit 10.3 contained in Registrant's Report on Form 10-Q dated May 14, 2010)
10.11	Security Agreement between Harris N.A. and the Company dated April 29, 2010 (Incorporated by reference to Exhibit 10.4 contained in Registrant's Report on Form 10-Q dated May 14, 2010)
10.12	Pledge Agreement between Harris N.A. and the Company dated April 29, 2010 (Incorporated by reference to Exhibit 10.5 contained in Registrant's Report on Form 10-Q dated May 14, 2010)
10.13	Trademark License Agreement between S.C. Johnson & Son, Inc. and CTI Industries Corporation dated December 14, 2011 (Incorporated by reference to Exhibit 10.14 contained in Registrant's Report on Form 10-K dated March 29, 2012)
10.14	Third Amendment to Loan Agreement between BMO Harris Bank, N.A. and the Company dated July 17, 2012 (Incorporated by reference to Exhibit 10.1 contained in Registrant's Report on Form 10-Q dated August 14, 2012).
10.15	Replacement Revolving Note between BMO Harris Bank, N.A. and the Company dated July 17, 2012 (Incorporated by reference to Exhibit 10.2 contained in Registrant's Report on Form 10-Q dated August 14, 2012).
10.16	Note and Warrant Purchase Agreement between BMO Private Equity, Inc. and the Company dated July 17, 2012 (Incorporated by reference to Exhibit 10.3 contained in Registrant's Report on Form 10-Q dated August 14, 2012).
10.17	Warrant Agreement between BMO Private Equity (U.S.), Inc. and the Company dated July 17, 2012 (Incorporated by reference to Exhibit 10.4 contained in Registrant's Report on Form 10-Q dated August 14, 2012).
10.18	Senior Secured Subordinated Promissory Note between BMO Private Equity (U.S.), Inc. and the Company dated July 17, 2012 (Incorporated by reference to Exhibit 10.5 contained in Registrant's Report on Form 10-Q dated August 14, 2012).
10.19	Employment Agreement between Howard W. Schwan and the Company dated September 24, 2012 (Incorporated by reference to Exhibit 10.6 contained in Registrant's Report on Form 10-Q dated November 14, 2012).

10.20	Consulting Agreement between Schwan Flexible Packaging, L.L.C, Howard W. Schwan, and the Company dated January 1, 2013 (Incorporated by reference to Exhibit 10.7 contained in Registrant's Report on Form 10-Q dated November 14, 2012).
10.21	Lease Agreement between Schultz Bros. Co. and the Company dated September 19, 2012 (Incorporated by reference to Exhibit 10.8 contained in Registrant's Report on Form 10-Q dated November 14, 2012).
14	Code of Ethics (Incorporated by reference to Exhibit 14 contained in the Registrant's Form 10-K/A Amendment No. 2, as filed with the Commission on October 8, 2004)
21	Subsidiaries (description incorporated in Form 10-K under Item No. 1)
23.1	Consent of Independent Registered Public Accounting Firm, Plante & Moran, PLLC.
31.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) and rule 15d-14(a) of the Securities Exchange Act, as amended (filed herewith)
31.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) and rule 15d-14(a) of the Securities Exchange Act, as amended (filed herewith)
32	Certification of Chief Executive Officer and Chief Financial Officer Pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (filed herewith)

Exhibit 23.1

REPORT AND CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
CTI Industries Corporation and Subsidiaries:

The audit referred to in our report dated April 15, 2013, included the related financial statement schedule for the year ended December 31, 2012, included in Form 10-K. This financial statement schedule is the responsibility of the company's management. Our responsibility is to express an opinion on this financial statement schedule based on our audit. In our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

We consent to the incorporation by reference in the registration statements (Nos. 333-76006, 333-76008 and 333-169442 on Form S-8 of CTI Industries Corporation and Subsidiaries of our report dated April 15, 2013, with respect to the consolidated balance sheet of CTI Industries Corporation and Subsidiaries as of December 31, 2012, and the related consolidated statements of comprehensive income, stockholders' equity, and cash flows for the year ended December 31, 2012 and our report in the preceding paragraph regarding the related consolidated financial statement schedule, which reports appear in or are incorporated by reference in this annual report on Form 10-K of CTI Industries Corporation and Subsidiaries.

/s/ Plante & Moran, PLLC

Chicago, Illinois
April 15, 2013

Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statement on Forms S-8 (Nos. 333-76006, 333-76008 and 333-169442) of our report dated March 29, 2012 relating to our audit of the consolidated financial statements and the related consolidated financial statement schedule of CTI Industries Corporation and Subsidiaries included in the 2011 annual report on form 10-K.

Chicago, Illinois
April 15, 2013

Exhibit 31.1

CERTIFICATION

I, John H. Schwan, certify that:

1. I have reviewed this annual report on Form 10-K of CTI Industries Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a. Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b. Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c. Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d. Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

a. All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b. Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: April 15, 2013

/s/ John H. Schwan
John H. Schwan, Chief Executive Officer

Exhibit 31.2

CERTIFICATION

I, Stephen M. Merrick, certify that:

1. I have reviewed this annual report on Form 10-K of CTI Industries Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   a. Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b. Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c. Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d. Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   a. All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b. Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: April 15, 2013

/s/ Stephen M. Merrick
Stephen M. Merrick
President and Chief Financial Officer

Exhibit 32

CERTIFICATION PURSUANT TO

18 U.S.C. SECTION 1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report on Form 10-K of CTI Industries Corporation (the "Company") for the fiscal year ended December 31, 2012, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), John H. Schwan, as Chief Executive Officer of the Company, and Stephen M. Merrick, as President and Chief Financial Officer of the Company, each hereby certifies, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ John H. Schwan
John H. Schwan
Chief Executive Officer

Date: April 15, 2013

/s/ Stephen M. Merrick
Stephen M. Merrick
President and Chief Financial Officer

Date: April 15, 2013

The foregoing certification is being furnished solely pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, and is not being "filed" as part of the Form 10-K or as a separate disclosure document for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or otherwise subject to liability under that section. This certification shall not be deemed to be incorporated by reference into any filing under the Securities Act of 1933, as amended, or the Exchange Act except to the extent that this Exhibit 32 is expressly and specifically incorporated by reference in any such filing.

A signed original of this written statement required by Section 906 has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.

SHAREHOLDER INFORMATION

Annual Meeting
The Annual Meeting of Shareholders will take place on Thursday, June 6, 2013, at 10 a.m., at the offices of the company, 22160 N. Pepper Road, Lake Barrington, Illinois 60010. Stockholders of record at the close of business on April 19, 2013, are entitled to attend and vote at the meeting.

Form 10-K Report
A copy of the company's Annual Report on Form 10-K for the fiscal year ended December 31, 2012, may be obtained without charge by contacting:

Investor Relations
CTI Industries Corporation
22160 N. Pepper Road
Lake Barrington, Illinois 60010
Phone: 847-620-1330
Fax: 847-382-1219

Independent Auditors
Plante & Moran, PLLC
10 South Riverside Plaza
9th Floor
Chicago, Illinois 60606
Phone: 312-980-2990
Fax: 312-756-3990

Fiscal Year End
December 31, 2012

Common Stock
The number of Common Shares Outstanding as of December 31, 2012, was 3,248,646.

Registrar and Transfer Agent
American Stock Transfer & Trust Company
6201 15th Avenue
Brooklyn, New York 11219

Shareholder Questions
Communications concerning stock transfer requirements, lost certificates, change of address, or dividends should be addressed to American Stock Transfer & Trust Company at 718-921-8360.

Counsel
Vanasco, Genelly & Miller
33 North LaSalle Street
Suite 2200
Chicago, Illinois 60602

Common Stock Information
Listed on NASDAQ Capital Market
Symbol: CTIB

BOARD OF DIRECTORS

John H. Schwan
Chief Executive Officer
Chairman of the Board
CTI Industries Corporation

Stephen M. Merrick
President
CTI Industries Corporation

Stanley M. Brown
Director

Bret Tayne
Managing Member
Intrepid Tool, LLC

Phil Roos
CEO
Rooster Works, LLC

John I. Collins
Senior V.P. Strategy, Product and Risk Management
Alloya Corporate Federal Credit Union

CORPORATE HEADQUATERS

22160 N. Pepper Road
Lake Barrington, Illinois 60010
Phone: 847-382-1000
Fax: 847-382-1219

SENIOR MANAGEMENT

John H. Schwan
Chief Executive Officer
Chairman of the Board

Stephen M. Merrick
President
Chief Financial Officer and Secretary

Timothy Patterson
Senior Vice President, Finance and Administration
Chief Accounting Officer

Samuel Komar
Vice President, Sales and Marketing

Rahul Deshmukh
Vice President of Manufacturing

Jana Schwan
Vice President of Global Procurement

Miguel Martinez
Vice President of Pouch Products


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CTI Industries Corporation
22160 N. Pepper Road
Lake Barrington, Illinois 60010
Phone: 847-382-1000
Fax: 847-382-1219